FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 29, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X     Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___     No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and capital management
Capital, liquidity and funding risk
Introduction

NatWest Group continually ensures a comprehensive approach is taken to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments
CET1
The CET1 ratio decreased by 390 basis points to 14.3%. The decrease is primarily due to a £22.8 billion increase in RWAs and a £2.9 billion decrease in CET1 capital.
The CET1 decrease is mainly driven by:
  -  the directed buyback of £1.2 billion;
  -  foreseeable dividend accrual of £2.3 billion (special dividend will be paid on 16 September 2022, subject to approval at a General Meeting, with the notice and circular publication on 9 August 2022 and the General Meeting scheduled for 25 August 2022);
  -   a £0.3 billion decrease in the IFRS 9 transitional adjustment;
  - the removal of adjustment for prudential amortisation on software development costs of £0.4 billion;
  -  a £0.3 billion decrease due to FX loss on retranslation on the redemption of a USD instrument; and
   other reserve movements.
These reductions were partially offset by the £1.9 billion attributable profit in the period.

MREL (LAC)
MREL (LAC) ratio as a percentage of risk-weighted assets decreased to 31.7% from 39.8% due to a £22.8 billion increase in RWAs and £5.4 billion decrease in MREL resources.  The ratio remains well above the minimum of 22.2%, calculated as 2 x (Pillar 1 + Pillar 2A).

In the first half of 2022 there were redemptions of $3 billion and €1.5 billion Senior debt, and $1 billion Tier 1 instruments. These were partially offset by new issuances of $1 billion and £0.75 billion Senior debt.

Total RWAs
Total RWAs increased by £22.8 billion to £179.8 billion during H1 2022 reflecting:
-     An increase in credit risk RWAs of £23.6 billion, primarily due to £19.4 billion of model adjustments applied as a result of new regulation applicable to IRB models from 1 January 2022, in addition to increased exposure in Commercial & Institutional and Retail Banking. This was partially offset by    improved risk metrics in Commercial & Institutional and Retail Banking.
-    An increase in market risk RWAs of £0.6 billion, driven by a raised capital multiplier for NWM Plc affecting VaR and SVaR calculations.
-    An increase in counterparty credit risk RWAs of £0.4 billion, mainly driven by the implementation of SA-CCR affecting the RWA calculation for non-internally modelled exposure.
-   A decrease in operational risk RWAs of £1.9 billion following the annual recalculation.

UK leverage ratio
The leverage ratio at 30 June 2022 is 5.2% and has been calculated in accordance with changes to the UK’s leverage ratio framework which were introduced by the PRA and came into effect from 1 January 2022. As at 31 December 2021, the UK leverage ratio was 5.9%, which was calculated under the prior year’s UK leverage methodology. The key driver of the decrease is a £3.5 billion decrease in Tier 1 capital.

Liquidity portfolio
The liquidity portfolio decreased by £18.0 billion to £268.4 billion, with primary liquidity decreasing by £10.3 billion to £198.3 billion. The decrease in primary liquidity is driven by shareholder distributions (share buyback and dividends), redemption of Senior debt, maturing commercial papers and certificates of deposit and a marginal increase in lending outstripping growth in deposits. The reduction in secondary liquidity is due to a reduction in the pre-positioned collateral at the Bank of England.

Risk and capital management
Capital, liquidity and funding risk continued
Maximum Distributable Amount (MDA) and Minimum Capital Requirements
NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both NatWest Group’s minimum requirements and its MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.7%	2.3%	3.1%
Minimum Capital Requirements	6.2%	8.3%	11.1%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	-	-	-
MDA threshold (2)	8.7%	n/a	n/a
Subtotal	8.7%	10.8%	13.6%
Capital ratios at 30 June 2022	14.3%	16.4%	19.3%
Headroom (3)	5.6%	5.6%	5.7%

(1)
In response to COVID-19 many countries reduced their CCyB rates. In December 2021, the Financial Policy Committee announced an increase in the UK CCyB rate from 0% to 1% effective from 13 December 2022.  A further increase from 1% to 2% was announced on 5 July 2022, effective 5 July 2023.  In June 2022, the Central Bank of Ireland announced that the CCyB on Irish exposures will increase from 0% to 0.5%, applicable from 15 June 2023.  This is the first step towards a gradual increase which, conditional on macro-financial developments, would see a CCyB of 1.5% announced by mid-2023, which is expected to be applicable from June 2024.
(2)
Pillar 2A requirements for NatWest Group are set on a nominal capital basis. The PRA has confirmed that from Q4 2022 Pillar 2A will be set as a variable amount with the exception of some fixed add-ons.
(3)
The headroom does not reflect excess distributable capital and may vary over time.

Risk and capital management
Capital, liquidity and funding risk continued
Capital and leverage ratios
The table below sets out the key capital and leverage ratios. From 1 January 2022, NatWest Group is subject to the requirements set out in the PRA Rulebook. Therefore, going forward the capital and leverage ratios are being presented under these frameworks on a transitional basis.

	30 June	31 December
	2022	2021
Capital adequacy ratios (1)%		%
CET1	14.3	18.2
Tier 1	16.4	21.0
Total	19.3	24.7

Capital	£m	£m
Tangible equity	27,858	30,689

Prudential valuation adjustment	(316)	(274)
Deferred tax assets	(738)	(761)
Own credit adjustments	(99)	21
Pension fund assets	(471)	(465)
Cash flow hedging reserve	1,526	395
Foreseeable dividends and pension contributions	(2,250)	(1,211)
Foreseeable charges - on-market ordinary share buyback programme	(91)	(825)
Prudential amortisation of software development costs	-	411
Adjustments under IFRS 9 transitional arrangements	284	621
Insufficient coverage for non-performing exposures	(10)	(5)
Total deductions	(2,165)	(2,093)

CET1 capital	25,693	28,596

End-point AT1 capital	3,875	3,875
Grandfathered instrument transitional arrangements	-	571
Transitional AT1 capital	3,875	4,446
Tier 1 capital	29,568	33,042

End-point Tier 2 capital	5,011	5,402
Grandfathered instrument transitional arrangements	172	304
Transitional Tier 2 capital	5,183	5,706
Total regulatory capital	34,751	38,748

Risk-weighted assets
Credit risk	143,765	120,116
Counterparty credit risk	8,352	7,907
Market risk	8,563	7,917
Operational risk	19,115	21,031
Total RWAs	179,795	156,971

(1)
Based on current PRA rules, therefore includes the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 30 June 2022 was £0.3 billion for CET1 capital, £62 million for total capital and £32 million RWAs (31 December 2021 - £0.6 billion CET1 capital, £0.5 billion total capital and £36 million RWAs). Excluding these adjustments, the CET1 ratio would be 14.1% (31 December 2021 – 17.8%). The transitional relief on grandfathered instruments at 30 June 2022 was £0.2 billion (31 December 2021 - £0.9 billion). Excluding both the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting, the end-point Tier 1 capital ratio would be 16.3% (31 December 2021 – 20.3%) and the end-point Total capital ratio would be 19.3% (31 December 2021 – 23.8%).

Risk and capital management
Capital, liquidity and funding risk continued
Capital and leverage ratios continued

	30 June	31 December
	2022	2021
Leverage	£m	£m
Cash and balances at central banks	179,525	177,757
Trading assets	65,604	59,158
Derivatives	109,342	106,139
Financial assets	412,115	412,817
Other assets	25,705	17,106
Assets of disposal groups	14,187	9,015
Total assets	806,478	781,992
Derivatives
- netting and variation margin	(107,295)	(110,204)
- potential future exposures	20,552	35,035
Securities financing transactions gross up	5,184	1,397
Other off balance sheet items	45,095	44,240
Regulatory deductions and other adjustments	(16,314)	(8,980)
Claims on central banks	(176,163)	(174,148)
Exclusion of bounce back loans	(6,785)	(7,474)
UK leverage exposure	570,752	561,858
UK leverage ratio (%) (1)	5.2	5.9

(1)
The UK leverage exposure is calculated in accordance with the Leverage Ratio (CRR) part of the PRA Rulebook, and transitional Tier 1 capital is calculated in accordance with the PRA Rulebook. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.1% (31 December 2021 – 5.8%).

Capital flow statement
The table below analyses the movement in CET1, AT1 and Tier 2 capital for the half year ended 30 June 2022. It is being presented on a transitional basis as calculated under the PRA Rulebook Instrument requirements.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2021	28,596	4,446	5,706	38,748
Attributable profit for the period	1,891	-	-	1,891
Directed buyback	(1,212)	-	-	(1,212)
Foreseeable dividends	(2,250)	-	-	(2,250)
Foreign exchange reserve	199	-	-	199
FVOCI reserve	(336)	-	-	(336)
Own credit	(120)	-	-	(120)
Share capital and reserve movements in respect of employee share schemes	64	-	-	64
Goodwill and intangibles deduction	(557)	-	-	(557)
Deferred tax assets	23	-	-	23
Prudential valuation adjustments	(42)	-	-	(42)
End of 2021 transitional relief on grandfathered instruments	-	(571)	(232)	(803)
Net dated subordinated debt instruments	-	-	(605)	(605)
Foreign exchange movements	(254)	-	509	255
Adjustment under IFRS 9 transitional arrangements	(337)	-	-	(337)
Other movements	28	-	(195)	(167)
At 30 June 2022	25,693	3,875	5,183	34,751

-
The CET1 decrease is primarily due to the directed buyback of £1.2 billion, foreseeable dividend accrual of £2.3 billion, a £0.3 billion decrease in the IFRS 9 transitional adjustment, the removal of adjustment for prudential amortisation on software development costs of £0.4 billion, £0.3 billion due to FX loss on retranslation on the redemption of a USD instrument and other reserve movements in the period, partially offset by an attributable profit in the period of £1.9 billion.

-	The AT1 and Tier 2 movements are due to the end of the 2021 transitional relief on grandfathered instruments. In Tier 2 there was also a £0.2 billion decrease in the Tier 2 surplus provisions.

Risk and capital management
Capital, liquidity and funding risk continued
Capital resources (reviewed)
NatWest Group’s regulatory capital is assessed against minimum requirements that are set out under the UK Capital Requirements Regulation to determine the strength of its capital base. This note shows a reconciliation of shareholders’ equity to regulatory capital.

	PRA transitional basis
	30 June	31 December
	2022	2021
	£m	£m
Shareholders' equity (excluding non-controlling interests)
Shareholders' equity	38,617	41,796
Preference shares - equity	-	(494)
Other equity instruments	(3,890)	(3,890)
	34,727	37,412
Regulatory adjustments and deductions
Own credit	(99)	21
Defined benefit pension fund adjustment	(471)	(465)
Cash flow hedging reserve	1,526	395
Deferred tax assets	(738)	(761)
Prudential valuation adjustments	(316)	(274)
Goodwill and other intangible assets	(6,869)	(6,312)
Foreseeable dividends and pension contributions	(2,250)	(1,211)
Foreseeable charges - on-market share buyback programme	(91)	(825)
Adjustment under IFRS 9 transitional arrangements	284	621
Insufficient coverage for non-performing exposures	(10)	(5)
	(9,034)	(8,816)

CET1 capital	25,693	28,596
Additional Tier (AT1) capital
Qualifying instruments and related share premium	3,875	3,875
Qualifying instruments and related share premium to phase out	-	571
AT1 capital	3,875	4,446
Tier 1 capital	29,568	33,042

Qualifying Tier 2 capital
Qualifying instruments and related share premium	4,848	4,935
Qualifying instruments issued by subsidiaries and held by third parties	73	314
Other regulatory adjustments	262	457
Tier 2 capital	5,183	5,706
Total regulatory capital	34,751	38,748

Risk and capital management
Capital, liquidity and funding risk continued
Loss absorbing capital
The following table illustrates the components of estimated loss absorbing capital (LAC) in NatWest Group plc and operating subsidiaries and includes external issuances only. The table is prepared on a transitional basis, including the benefit of regulatory capital instruments issued from operating companies, to the extent they meet the current MREL criteria.

	30 June 2022				31 December 2021
		Balance				Balance
	Par	sheet	Regulatory	LAC	Par	sheet	Regulatory	LAC
	value (1)	value	value (2,5)	value (3)	value	value	value	value
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (4)	25.7	25.7	25.7	25.7	28.6	28.6	28.6	28.6

Tier 1 capital: end-point CRR compliant AT1
of which: NatWest Group plc (holdco)	3.9	3.9	3.9	3.9	3.9	3.9	3.9	3.9
of which: NatWest Group plc operating
subsidiaries (opcos)	-	-	-	-	-	-	-	-
	3.9	3.9	3.9	3.9	3.9	3.9	3.9	3.9

Tier 1 capital: end-point CRR non-compliant (6)
of which: holdco	-	-	-	-	0.6	0.6	0.5	0.5
of which: opcos	0.1	0.1	-	-	0.1	0.1	-	-
	0.1	0.1	-	-	0.7	0.7	0.5	0.5

Tier 2 capital: end-point CRR compliant
of which: holdco	6.5	6.2	4.7	6.1	7.1	7.1	4.9	6.0
of which: opcos	-	-	-	-	0.3	0.3	-	-
	6.5	6.2	4.7	6.1	7.4	7.4	4.9	6.0

Tier 2 capital: end-point CRR non-compliant (6)
of which: holdco	1.1	1.1	0.1	-	-	-	-	-
of which: opcos	0.6	0.8	0.1	-	0.6	0.9	0.3	0.1
	1.7	1.9	0.2	-	0.6	0.9	0.3	0.1

Senior unsecured debt securities
of which: holdco	22.3	21.7	-	21.0	22.8	23.4	-	22.8
of which: opcos	25.6	22.6	-	-	22.7	22.6	-	-
	47.9	44.3	-	21.0	45.5	46.0	-	22.8

Tier 2 capital
Other regulatory adjustments	-	-	0.3	0.3	-	-	0.5	0.5
	-	-	0.3	0.3	-	-	0.5	0.5

Total	85.8	82.1	34.8	57.0	86.7	87.5	38.7	62.4

RWAs				179.8				157.0
UK leverage exposure				570.8				561.9

LAC as a ratio of RWAs				31.7%				39.8%
LAC as a ratio of UK leverage exposure				10.0%				11.1%

(1)
Par value reflects the nominal value of securities issued.
(2)
Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation, to the extent they meet the current MREL criteria.
(3)
LAC value reflects NatWest Group’s interpretation of the Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL), published in December 2021 (updating June 2018). MREL policy and requirements remain subject to further potential development, as such NatWest Group’s estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The LAC calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.
(4)
Corresponding shareholders’ equity was £38.6 billion (31 December 2021 - £41.8 billion).
(5)
Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments incudes grandfathered instruments as per the transitional provisions allowed under CRR2 (until 28 June 2025).
(6)
(i) CRR1 non-compliant instruments (2021) - All Tier 1 and Tier 2 instruments that were grandfathered under CRR1 compliance have lost their regulatory value and no longer form part of our regulatory capital resources from 1 January 2022. As at 31 December 2021, these are reported under the "Tier 1 capital: end-point CRR non-compliant" and "Tier 2 capital: end-point CRR non-compliant" categories.
(ii) CRR2 non-compliant instruments (2022) - From January 2022, All Tier 1 and Tier 2 instruments that were grandfathered under CRR2 compliance (until 28 June 2025) are reported under "Tier 1 capital: end-point CRR non-compliant" and "Tier 2 capital: end-point CRR non-compliant" category.

Risk and capital management
Capital, liquidity and funding risk continued
Loss absorbing capital
The following table illustrates the components of the stock of outstanding issuance in NatWest Group plc and its operating subsidiaries including external and internal issuances.

			NatWest					NatWest	NWM	RBS
		NatWest	Holdings	NWB	RBS	UBI	NWM	Markets	Securities	International
		Group plc	Limited	Plc	plc	DAC	Plc	N.V.	Inc.	Limited
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Tier 1 (Inclusive of AT1)	Externally issued	3.9	-	0.1	-	-	-	-	-	-
Tier 1 (Inclusive of AT1)	Internally issued	-	3.7	2.5	1.0	-	0.9	0.2	-	0.3
		3.9	3.7	2.6	1.0	-	0.9	0.2	-	0.3
Tier 2	Externally issued	7.2	-	0.1	-	0.1	0.1	0.5	-	-
Tier 2	Internally issued	-	4.7	3.0	1.5	0.4	1.5	0.1	0.3	-
		7.2	4.7	3.1	1.5	0.5	1.6	0.6	0.3	-
Senior unsecured	Externally issued	21.7	-	-	-	-	-	-	-	-
Senior unsecured	Internally issued	-	11.8	6.5	0.4	0.5	3.1	-	-	-
		21.7	11.8	6.5	0.4	0.5	3.1	-	-	-
Total outstanding issuance		32.8	20.2	12.2	2.9	1.0	5.6	0.8	0.3	0.3

(1)
The balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity.
(2)
Balance sheet amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3)
Internal issuance for NWB Plc, RBS plc and UBIDAC represents AT1, Tier 2 or Senior unsecured issuance to NatWest Holdings Limited and for NWM N.V. and NWM SI to NWM Plc.
(4)
Senior unsecured debt does not include CP, CD and short/medium term notes issued from NatWest Group operating subsidiaries.
(5)
Tier 1 (inclusive of AT1) does not include CET1 numbers.

Risk and capital management
Capital, liquidity and funding risk continued
Risk-weighted assets
The table below analyses the movement in RWAs during the half year, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2021	120.2	7.9	7.9	21.0	157.0
Foreign exchange movement	1.2	-	-	-	1.2
Business movement	3.7	-	1.0	(1.9)	2.8
Risk parameter changes	(2.8)	-	-	-	(2.8)
Methodology changes	0.2	0.4	-	-	0.6
Model updates	21.4	-	(0.3)	-	21.1
Acquisitions and disposals	(0.1)	-	-	-	(0.1)
At 30 June 2022	143.8	8.3	8.6	19.1	179.8

The table below analyses segmental RWAs.

	Go-forward group
					Total excluding		Total
	Retail	Private	Commercial &	Central items	Ulster Bank	Ulster	NatWest
	Banking	Banking	Institutional	& other	ROI	Bank RoI	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn
At 31 December 2021	36.7	11.3	98.1	1.8	147.9	9.1	157.0
Foreign exchange movement	-	-	1.0	-	1.0	0.2	1.2
Business movement	2.4	-	1.2	(0.1)	3.5	(0.7)	2.8
Risk parameter changes	(1.4)	-	(1.4)	-	(2.8)	-	(2.8)
Methodology changes	-	-	0.4	-	0.4	0.2	0.6
Model updates	15.3	-	3.7	-	19.0	2.1	21.1
Acquisitions and disposals	-	-	-	-	-	(0.1)	(0.1)
At 30 June 2022	53.0	11.3	103.0	1.7	169.0	10.8	179.8

Credit risk	46.0	10.0	76.3	1.6	133.9	9.9	143.8
Counterparty credit risk	0.2	0.1	8.0	-	8.3	-	8.3
Market risk	0.1	-	8.5	-	8.6	-	8.6
Operational risk	6.7	1.2	10.2	0.1	18.2	0.9	19.1
Total RWAs	53.0	11.3	103.0	1.7	169.0	10.8	179.8

Total RWAs increased by £22.8 billion to £179.8 billion during the period mainly reflecting:
  -
Model updates totalling £21.1 billion primarily due to model adjustments applied as a result of new regulation applicable to IRB models from 1 January 2022 within Retail Banking, Commercial & Institutional and Ulster Bank ROI.
  -
Business movements totalling £2.8 billion driven by increased credit risk exposures within Retail Banking and Commercial & Institutional, partially offset by a reduction in credit risk exposures within Ulster Bank ROI.
  -
There was a partially offsetting decrease of approximately £2.8 billion RWAs due to improved risk metrics within Commercial & Institutional and Retail Banking.

Risk and capital management
Capital, liquidity and funding risk continued
Funding sources (reviewed)
The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	30 June 2022			31 December 2021
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Bank deposits
Repos	4,720	-	4,720	7,912	-	7,912
Other bank deposits (1)	7,588	12,554	20,142	5,803	12,564	18,367
	12,308	12,554	24,862	13,715	12,564	26,279
Customer deposits
Repos	19,195	-	19,195	14,541	-	14,541
Non-bank financial institutions	62,291	525	62,816	57,885	67	57,952
Personal	232,686	714	233,400	230,525	829	231,354
Corporate	176,331	333	176,664	175,850	113	175,963
	490,503	1,572	492,075	478,801	1,009	479,810
Trading liabilities (2)
Repos (3)	29,406	-	29,406	19,389	-	19,389
Derivative collateral	18,276	-	18,276	17,718	-	17,718
Other bank customer deposits	442	657	1,099	849	704	1,553
Debt securities in issue - Medium term notes	60	743	803	178	796	974
	48,184	1,400	49,584	38,134	1,500	39,634
Other financial liabilities
Customer deposits	542	-	542	568	-	568
Debt securities in issue:
Commercial papers and certificates of deposit	6,214	127	6,341	9,038	115	9,153
Medium term notes	7,007	30,173	37,180	6,401	29,451	35,852
Covered bonds	775	2,044	2,819	53	2,833	2,886
Securitisation	-	862	862	-	867	867
	14,538	33,206	47,744	16,060	33,266	49,326
Subordinated liabilities	1,804	6,306	8,110	1,375	7,054	8,429
Total funding	567,337	55,038	622,375	548,085	55,393	603,478
Of which: available in resolution (4)			26,173			29,624

(1)
Includes £12.0 billion (31 December 2021 – £12.0 billion) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation.
(2)
Excludes short positions of £24.8 billion (31 December 2021 - £25.0 billion).
(3)
Comprises central & other bank repos of £3.1 billion (31 December 2021 - £0.8 billion), other financial institution repos of £23.4 billion (31 December 2021 - £17.0 billion) and other corporate repos of £2.9 billion (31 December 2021 - £1.6 billion).
(4)
Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in December 2021 (updating June 2018). The balance consists of £20.4 billion (31 December 2021 - £23.4 billion) under debt securities in issue (senior MREL) and £5.8 billion (31 December 2021 - £6.2 billion) under subordinated liabilities.

Risk and capital management

Capital, liquidity and funding risk continued

Liquidity portfolio (reviewed)

The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory LCR categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or internal stressed outflow purposes.

	Liquidity value
	30 June 2022			31 December 2021
	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL
	Group (1)	Group (2)	Sub (3)	Group	Group	Sub
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	176,976	143,463	139,230	174,328	140,562	136,154
AAA to AA- rated governments	18,458	8,656	7,998	31,073	21,710	21,123
A+ and lower rated governments	3	-	-	25	-	-
Government guaranteed issuers, public sector entities
and government sponsored entities	236	222	102	307	295	174
International organisations and multilateral
development banks	2,589	1,849	1,574	2,720	1,807	1,466
LCR level 1 bonds	21,286	10,727	9,674	34,125	23,812	22,763
LCR level 1 assets	198,262	154,190	148,904	208,453	164,374	158,917
LCR level 2 assets	-	-	-	117	-	-
Non-LCR eligible assets	-	-	-	-	-	-
Primary liquidity	198,262	154,190	148,904	208,570	164,374	158,917
Secondary liquidity (4)	70,186	70,046	69,980	77,849	77,660	76,573
Total liquidity value	268,448	224,236	218,884	286,419	242,034	235,490

(1)
NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2)	NWH Group comprises UK DoLSub & Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3)
UK DoLSub comprises NatWest Group’s three licensed deposit-taking UK banks within the ring-fenced bank: NWB Plc, RBS plc and Coutts & Company. Ulster Bank Limited was previously a member of the UK DoLSub and was removed from the UK DoLSub effective 1 January 2022.

(4)	Comprises assets eligible for discounting at the Bank of England and other central banks.
(5)	NatWest Markets Plc liquidity portfolio is reported in the NatWest Markets Plc Company Announcement.

Risk and capital management
Non-traded market risk
Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Key developments

-
In the UK, the base rate has risen from 0.25% at 31 December 2021 to 1.25% at 30 June 2022. Market concerns increasingly centred on the speed and extent to which central banks will raise their policy rates and use other monetary policy tightening measures to manage inflation.

-	The five-year sterling swap rate increased to 2.48% at the end of June 2022 from 1.05% at the end of December 2021. The ten-year sterling swap rate also increased, to 2.33% from 0.95%.
-
The structural hedge notional increased by £24 billion from £206 billion to £230 billion, mainly due to increased hedging of higher deposit volumes realised through the pandemic. The structural hedge yield rose over the same period to 0.78% from 0.71% as new hedges were booked at current market rates and maturing hedges were replaced.

-
Sterling weakened against both the US dollar and the euro over the period. Against the dollar, sterling was 1.21 at 30 June 2022 compared to 1.35 at 31 December 2021. Against the euro, it was 1.16 at 30 June 2022 compared to 1.19 at 31 December 2021. Structural foreign currency exposure decreased, in sterling equivalent terms, by £267 million over the period, mainly due to increased hedging of euro exposure.

Non-traded internal VaR (1-day 99%) (reviewed)

The following table shows one-day internal banking book Value-at-Risk (VaR) at a 99% confidence level, split by risk type.

	Half year ended
	30 June 2022				30 June 2021				31 December 2021
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	17.0	37.8	7.6	37.8	11.7	13.0	9.2	12.8	8.4	9.5	6.4	8.6
Credit spread	48.8	86.6	33.4	34.6	103.6	113.5	99.6	99.6	100.9	108.5	92.4	100.9
Structural foreign
exchange rate	8.8	10.9	5.4	7.0	11.0	12.8	9.2	12.8	11.9	13.2	10.3	12.0
Equity	18.9	22.2	13.7	18.8	11.3	11.7	11.1	11.7	13.6	14.6	11.6	14.3
Pipeline risk (1)	1.0	2.9	0.3	2.9	0.3	0.4	0.3	0.4	0.7	1.2	0.5	1.2
Diversification (2)	(33.4)			(48.1)	(3.4)			(8.5)	(20.9)			(35.6)
Total	61.1	91.2	52.3	53.0	134.5	147.1	128.8	128.8	114.6	128.3	101.4	101.4

(1)
Pipeline risk is the risk of loss arising from Personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.

(2)
NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

  -
Credit spread VaR decreased in H1 2022 reflecting bond disposals in the period. In addition, the heightened market volatility in March 2020, resulting from the onset of the COVID-19 crisis, dropped out of the rolling window for VaR calculation during H1 2022.
  -
The credit spread VaR decrease was the main driver of the reduction in total non-traded VaR.
  -
Interest rate VaR rose on an average basis, reflecting an increase in hedging undertaken to reduce the sensitivity of interest income to downward interest rate shocks.
  -
The increase in equity VaR reflects the agreement to invest in Permanent TSB as part of the UBIDAC withdrawal strategy.

Risk and capital management

Non-traded market risk continued

Structural hedging

NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages or UK government gilts) or by using interest rate swaps, which are generally booked as cash flow hedges of floating-rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure externally, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and NatWest Group’s capital composition.

The table below shows the total income and total yield, incremental income relative to short-term cash rates, and the period-end and average notional balances allocated to equity and products in respect of the structural hedges managed by NatWest Group.

	Half year ended
	30 June 2022					30 June 2021					31 December 2021
			Period					Period					Period
	Incremental	Total	-end	Average	Total	Incremental	Total	-end	Average	Total	Incremental	Total	-end	Average	Total
	income	income	notional	notional	yield	income	income	notional	notional	yield	income	income	notional	notional	yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%
Equity	111	178	20	20	1.77	235	244	23	23	2.13	190	204	21	21	1.96
Product	42	585	182	168	0.70	360	412	146	135	0.61	383	450	161	155	0.58
Other	29	76	28	27	0.57	74	62	21	22	0.56	65	52	24	23	0.45
Total	182	839	230	215	0.78	669	718	190	180	0.80	638	706	206	199	0.71

(1)
Incremental income represents the difference between total income (i.e. hedged income) and an unhedged return that is based on short-term cash rates. For example, the sterling overnight index average (SONIA) is used to estimate incremental income from sterling structural hedges.

Equity structural hedges refer to income allocated primarily to equity and reserves. At 30 June 2022, the equity structural hedge notional was allocated between NWH Group and NWM Plc in a ratio of approximately 83%/17% respectively.

Product structural hedges refer to income allocated to customer products by NWH Group Treasury, mainly current accounts and customer deposits in Commercial & Institutional and Retail Banking. Other structural hedges refer to hedges managed by UBIDAC, Coutts & Co and RBS International legal entities.

At 30 June 2022, approximately 93% by notional of total structural hedges were sterling-denominated.

The following table presents the incremental income associated with product structural hedges at segment level.

	Half year ended
	30 June	30 June	31 December
	2022	2021	2021
	£m	£m	£m
Retail Banking	12	168	178
Commercial & Institutional	30	192	206
Total	42	360	384

  -
The increase in the structural hedge notional mainly resulted from hedging of Retail and Commercial deposits.
  -
The five-year sterling swap rate rose to 2.48% at 30 June 2022 from 1.05% at 31 December 2021. The ten-year sterling swap rate also rose, to 2.33% from 0.95%. Higher swap rates resulted in the total yield of the structural hedge rising to 0.78% from 0.71% in H1 2022.
  -
Despite the increase in total yield, incremental income fell. This reflects the relative stability of the total yield of the structural hedge compared to an unhedged portfolio earning short-term cash rates. Compared to the 7-basis-point increase in the structural hedge total yield, SONIA increased 100 basis points to 1.19% at 30 June 2022 from 0.19% at 31 December 2021.

Risk and capital management
Non-traded market risk continued
Sensitivity of net interest earnings

Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not always match changes in market rates of interest or central bank policy rates.

Earnings sensitivity is derived from a market-implied forward rate curve, which will incorporate expected changes in central bank policy rates such as the Bank of England base rate. A simple scenario is shown that projects forward earnings based on the 30 June 2022 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subject to interest rate shocks. The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

Three-year 25 basis point sensitivity table

The table below shows the sensitivity of net interest earnings - for both structural hedges and managed rate accounts - on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points.

In the upward rate scenarios, yield curves were assumed to move in parallel. The downward rate scenarios allow interest rates to fall to negative rates. At 30 June 2022, negative rates affected only euro earnings sensitivity.

	+25 basis points upward shift			-25 basis points downward shift
	Year 1	Year 2 (1)	Year 3 (1)	Year 1	Year 2 (1)	Year 3 (1)
30 June 2022	£m	£m	£m	£m	£m	£m
Structural hedges	45	150	253	(45)	(150)	(253)
Managed margin	231	227	223	(219)	(205)	(227)
Total	276	377	476	(264)	(355)	(480)

31 December 2021
Structural hedges	40	132	224	(40)	(132)	(224)
Managed margin	269	203	239	(245)	(199)	(177)
Total	309	335	463	(285)	(331)	(401)

(1)
Earnings sensitivity considers only the main drivers, namely structural hedging and margin management.
(2)
Following a change in the basis of preparation of this table, it now excludes UBIDAC. Including UBIDAC would increase Year 1 sensitivity by 4-5%.

The following table analyses the one-year scenarios by currency and, in addition, shows the impact over one year of a 100-basis-point upward shift in all interest rates.

	Shifts in yield curve
	30 June 2022			31 December 2021
	+25 basis	-25 basis	+100 basis	+25 basis	-25 basis	+100 basis
	points	points	points	points	points	points
	£m	£m	£m	£m	£m	£m
Euro	7	6	47	7	15	64
Sterling	255	(253)	980	260	(265)	950
US dollar	13	(16)	56	40	(33)	143
Other	1	(1)	6	2	(2)	11
Total	276	(264)	1,089	309	(285)	1,168

(1)
Following a change in the basis of preparation of this table, it now excludes UBIDAC.

Risk and capital management
Non-traded market risk continued
Foreign exchange risk (reviewed)
The table below shows structural foreign currency exposures.

			Structural
	Net		foreign currency		Residual
	investments	Net	exposures		structural
	in foreign	investment	pre-economic	Economic	foreign currency
	operations	hedges	hedges	hedges (1)	exposures
30 June 2022	£m	£m	£m	£m	£m
US dollar	1,332	(206)	1,126	(1,126)	-
Euro	7,051	(3,898)	3,153	-	3,153
Other non-sterling	1,011	(420)	591	-	591
Total	9,394	(4,524)	4,870	(1,126)	3,744

31 December 2021
US dollar	1,275	(260)	1,015	(1,015)	-
Euro	6,222	(2,669)	3,553	-	3,553
Other non-sterling	990	(421)	569	-	569
Total	8,487	(3,350)	5,137	(1,015)	4,122

(1)
Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available.

-
The increase in net investments in foreign operations resulted from increased investment in European operations. Sterling weakening against other currencies over the period also contributed to the increase.

-	The increase in net investment hedges notably reflected increased hedging of European operations as well as the sterling weakening.
-
Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.2 billion in equity respectively.

Risk and capital management
Traded market risk
Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.

Traded VaR (1-day 99%) (reviewed)
The table below shows one-day internal value-at-risk (VaR) for NatWest Group’s trading portfolios, split by exposure type.

	Half year ended
	30 June 2022				30 June 2021				31 December 2021
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	7.4	12.6	4.1	6.0	11.3	19.0	4.5	17.4	9.6	25.3	4.7	8.9
Credit spread	8.5	12.0	6.5	6.9	11.0	13.4	9.4	11.2	11.6	13.2	10.0	10.7
Currency	2.8	8.0	1.2	2.3	3.9	9.4	2.0	2.4	3.0	8.6	1.7	2.2
Equity	0.1	0.3	-	-	0.5	0.8	0.2	0.2	0.2	0.5	-	0.2
Commodity	-	-	-	-	0.2	0.5	-	-	-	0.1	-	-
Diversification (1)	(8.3)			(6.0)	(13.5)			(15.5)	(11.1)			(10.5)
Total	10.5	15.1	7.2	9.2	13.4	23.9	9.5	15.7	13.3	21.1	9.3	11.5

(1)
NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

−
The decrease in average interest rate VaR, compared to both H1 2021 and H2 2021, reflected a reduction in tenor basis risk in sterling flow trading. This followed a regulator-approved update to the VaR model, which was applied in Q3 2021 to address the impact of the transition from LIBOR to alternative risk-free rates.

−
Average credit spread VaR also declined because the heightened market volatility in March 2020, resulting from the onset of the COVID-19 crisis, dropped out of the rolling window for VaR calculation during H1 2022.

Risk and capital management
Other risks
Operational risk
Risk management continued to focus on delivering strong operational resilience and a robust supply chain, with particular emphasis on internal change programmes aimed at enhancing customer experience, ensuring NatWest Group’s operations and external suppliers continue to be resilient against disruption and developing technology solutions to mitigate operational risks.

The security threat and the potential for cyber-attacks on NatWest Group and its supply chain continued to be closely monitored and timely remediation of any identified control gaps. NatWest Group continued to focus heavily on its defences during the reporting period as well as on the security of its supply chain.

Conduct & compliance risk
The impact of the cost of living challenge remained a key priority for the conduct and regulatory compliance agenda. NatWest Group continues to review forbearance and treatment for customers, recognising differing needs and support required where appropriate to provide good outcomes for all.

There was continued oversight of delivery of the mandatory and regulatory change programmes, with a particular focus on the impact of proposed regulation to enhance customer care.

In addition, there was a sustained emphasis on compliance with the UK’s ring-fencing legislation as NatWest Group continued to review and update organisational designs to best serve its customers.

Climate risk
NatWest Group continued to embed climate considerations within its risk management framework throughout the reporting period, with work focused on making iterative advancements in capabilities towards quantitative techniques in risk assessment.

Particular attention continues to be paid to developing a NatWest Group transition plan for which the identification, assessment and management of transition risk is a critical component.

NatWest Group has also continued to develop its data, modelling and scenario analysis capabilities to support the assessment of customers’ physical and transition risks.

The Bank of England’s findings following its Climate Biennial Exploratory Scenario – in which NatWest Group participated - were released to the industry in Q2 2022. These provided helpful insights for the continued maturing of NatWest Group’s climate risk activity for H2 2022 and beyond; NatWest Group will seek alignment with the ‘observed examples of good practice’ published by the Bank of England as appropriate.

Condensed consolidated income statement for the period ended 30 June 2022 (unaudited)

	Half year ended
	30 June	30 June
	2022	2021
	£m	£m
Interest receivable	5,250	4,610
Interest payable	(916)	(866)
Net interest income	4,334	3,744
Fees and commissions receivable	1,424	1,304
Fees and commissions payable	(300)	(285)
Income from trading activities	709	231
Other operating income	52	147
Non-interest income	1,885	1,397
Total income	6,219	5,141
Staff costs	(1,808)	(1,880)
Premises and equipment	(534)	(502)
Other administrative expenses	(898)	(703)
Depreciation and amortisation	(413)	(414)
Operating expenses	(3,653)	(3,499)
Profit before impairment releases	2,566	1,642
Impairment releases	54	683
Operating profit before tax	2,620	2,325
Tax charge	(795)	(432)
Profit from continuing operations	1,825	1,893
Profit from discontinued operations, net of tax	190	177
Profit for the period	2,015	2,070
Attributable to:
Ordinary shareholders	1,891	1,842
Preference shareholders	-	9
Paid-in equity holders	121	178
Non-controlling interests	3	41
	2,015	2,070

Earnings per ordinary share - continuing operations	15.7p	14.1p
Earnings per ordinary share - discontinued operations	1.7p	1.5p
Total earnings per share attributable to ordinary shareholders - basic	17.4p	15.6p
Earnings per ordinary share - fully diluted continuing operations	15.6p	14.0p
Earnings per ordinary share - fully diluted discontinued operations	1.7p	1.5p
Total earnings per share attributable to ordinary shareholders - fully diluted	17.3p	15.5p

Condensed consolidated statement of comprehensive income for the period ended 30 June 2022 (unaudited)

	Half year ended
	30 June	30 June
	2022	2021
	£m	£m
Profit for the period	2,015	2,070
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes (1)	(517)	(734)
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss
(FVTPL) due to own credit risk	91	(25)
Fair value through other comprehensive income (FVOCI) financial assets	3	8
Tax	123	182
	(300)	(569)
Items that do qualify for reclassification
FVOCI financial assets	(458)	(145)
Cash flow hedges	(1,557)	(365)
Currency translation	185	(288)
Tax	566	65
	(1,264)	(733)
Other comprehensive losses after tax	(1,564)	(1,302)
Total comprehensive income for the period	451	768

Attributable to:
Ordinary shareholders	327	535
Preference shareholders	-	9
Paid-in equity holders	121	178
Non-controlling interests	3	46
	451	768

(1)
Following the purchase of ordinary shares from UKGI in March 2021, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the interim reporting period are assessed to identity significant market fluctuations and one-off events since the end of the prior financial year.

Condensed consolidated balance sheet as at 30 June 2022 (unaudited)

	30 June	31 December
	2022	2021
	£m	£m
Assets
Cash and balances at central banks	179,525	177,757
Trading assets	65,604	59,158
Derivatives	109,342	106,139
Settlement balances	10,294	2,141
Loans to banks - amortised cost	10,668	7,682
Loans to customers - amortised cost	362,551	358,990
Other financial assets	38,896	46,145
Intangible assets	6,869	6,723
Other assets	8,542	8,242
Assets of disposal groups	14,187	9,015
Total assets	806,478	781,992
Liabilities
Bank deposits	24,862	26,279
Customer deposits	492,075	479,810
Settlement balances	9,779	2,068
Trading liabilities	74,345	64,598
Derivatives	102,719	100,835
Other financial liabilities	47,744	49,326
Subordinated liabilities	8,110	8,429
Notes in circulation	2,947	3,047
Other liabilities	5,270	5,797
Total liabilities	767,851	740,189
Equity
Ordinary shareholders' interests	34,727	37,412
Other owners' interests	3,890	4,384
Owners’ equity	38,617	41,796
Non-controlling interests	10	7
Total equity	38,627	41,803
Total liabilities and equity	806,478	781,992

Condensed consolidated statement of changes in equity for the period ended 30 June 2022 (unaudited)

	Half year ended
	30 June	30 June
	2022	2021
	£m	£m
Called-up share capital - at beginning of period	11,468	12,129
Ordinary shares issued	-	38
Share cancellation (1,4)	(885)	(391)
At end of period	10,583	11,776
Paid-in equity - at beginning of period	3,890	4,999
Securities issued during the period (2)	-	937
At end of period	3,890	5,936
Share premium account - at beginning of period	1,161	1,111
Ordinary shares issued	-	50
At end of period	1,161	1,161
Merger reserve - at beginning and end of period	10,881	10,881
FVOCI reserve - at beginning of period	269	360
Unrealised losses	(444)	(113)
Realised gains	(17)	(23)
Tax	125	15
At end of period	(67)	239
Cash flow hedging reserve - at beginning of period	(395)	229
Amount recognised in equity	(1,386)	(323)
Amount transferred from equity to earnings	(171)	(42)
Tax	426	59
At end of period	(1,526)	(77)
Foreign exchange reserve - at beginning of period	1,205	1,608
Retranslation of net assets	307	(336)
Foreign currency (losses)/gains on hedges of net assets	(122)	43
Tax	14	(11)
At end of period	1,404	1,304
Capital redemption reserve - at beginning of period	722	-
Share cancellation (1,4)	885	390
Redemption of preference shares	-	24
At end of period	1,607	414
Retained earnings - at beginning of period	12,966	12,567
Profit attributable to ordinary shareholders and other equity owners
- continuing	1,822	1,855
- discontinued	190	174
Equity preference dividends paid	-	(9)
Paid-in equity dividends paid	(121)	(178)
Ordinary dividends paid	(841)	(347)
Shares repurchased during the year (1,4)	(1,958)	(748)
Redemption of preference shares (5)	(750)	(24)
Tax on redemption/reclassification of paid-in equity	(21)	-
Realised losses/(gains) in period on FVOCI equity shares	6	(1)
Remeasurement of the retirement benefit schemes (3)
- gross	(517)	(734)
- tax	133	182
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss
- gross	91	(25)
- tax	(9)	2
Shares issued under employee share schemes	5	-
Share-based payments	(33)	(82)
At end of period	10,963	12,632

Condensed consolidated statement of changes in equity for the period ended 30 June 2022 continued (unaudited)

	Half year ended
	30 June	30 June
	2022	2021
	£m	£m
Own shares held - at beginning of period	(371)	(24)
Shares issued under employee share schemes	92	17
Own shares acquired	-	(384)
At end of period	(279)	(391)
Owners' equity at end of period	38,617	43,875
Non-controlling interests - at beginning of period	7	(36)
Currency translation adjustments and other movements	-	5
Profit attributable to non-controlling interests	3	41
At end of period	10	10
Total equity at end of period	38,627	43,885
Attributable to:
Ordinary shareholders	34,727	37,445
Preference shareholders	-	494
Paid-in equity holders	3,890	5,936
Non-controlling interests	10	10
	38,627	43,885

(1)
In March 2022, there was an agreement with HM Treasury to buy 549.9 million ordinary shares in the Company from UK Government Investments Ltd (UKGI), at 220.5p per share for the total consideration of £1.22 billion. NatWest Group cancelled 549.9 million of the purchased ordinary shares. The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(2)
In June 2021, AT1 capital notes totalling US$750 million less fees were issued.
(3)
Following the purchase of ordinary shares from UKGI in Q1 2022, NatWest Group contributed £500 million (2021 - £500 million) to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million (2021 - £354 million). In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the interim reporting period, are assessed to identity significant market fluctuations and one-off events since the end of the prior financial year.
(4)
NatWest Group plc repurchased and cancelled 345.6 million shares for total consideration of £756.7 million excluding fees in H1 2022, as part of the On Market Share Buyback Programme. Of the 345.6 million shares bought back, 10.7 million shares were settled and cancelled in July 2022. The nominal value of the share cancellations has been transferred to the capital redemption reserve.
(5)
Following an announcement of a Regulatory Call in February 2022, the Series U preference shares were reclassified to liabilities. A £254 million loss was recognised in P&L reserves due to FX unlocking.

Condensed consolidated cash flow statement for the period ended 30 June 2022 (unaudited)

	Half year ended
	30 June	30 June
	2022	2021
	£m	£m
Operating activities
Operating profit before tax from continuing operations	2,620	2,325
Operating profit before tax from discontinued operations	190	180
Adjustments for non-cash items	355	2,635
Net cash flows from trading activities	3,165	5,140
Changes in operating assets and liabilities	7,966	25,745
Net cash flows from operating activities before tax	11,131	30,885
Income taxes paid	(575)	(259)
Net cash flows from operating activities	10,556	30,626
Net cash flows from investing activities	5,713	(790)
Net cash flows from financing activities	(6,970)	(359)
Effects of exchange rate changes on cash and cash equivalents	2,224	(1,935)
Net increase in cash and cash equivalents	11,523	27,542
Cash and cash equivalents at beginning of period	190,706	139,199
Cash and cash equivalents at end of period	202,229	166,741

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements are set out on pages 80 to 104 and the reviewed sections of Risk and capital management on pages 19 to 79. The directors have prepared these on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved and in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the UK and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority. They should be read in conjunction with NatWest Group plc’s 2021 Annual Report and Accounts.

Comparative period results have been re-presented from those previously published to reclassify certain items as discontinued operations. For further details refer to Note 8 on page 90.

2. Accounting policies

NatWest Group’s principal accounting policies are as set out on pages 307 to 312 of NatWest Group plc’s 2021 Annual Report and Accounts. Amendments to IFRS effective from 1 January 2022 had no material effect on the condensed consolidated financial statements.

Critical accounting policies and key sources of estimation uncertainty

The judgments and assumptions that are considered to be the most important to the portrayal of NatWest Group’s financial condition are those relating to deferred tax, fair value of financial instruments, loan impairment provisions, goodwill and provisions for liabilities and charges. These critical accounting policies and judgments are noted on page 311 of NatWest Group plc’s 2021 Annual Report and Accounts. Management’s consideration of uncertainty is outlined in the relevant sections of NatWest Group plc’s 2021 Annual Report and Accounts, including the ECL estimate for the period in the Risk and capital management section contained in NatWest Group plc’s 2021 Annual Report and Accounts.

Information used for significant estimates

Key financial estimates are based on management's latest five-year revenue and cost forecasts. Measurement of goodwill, deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Changes in judgments and assumptions could result in a material adjustment to those estimates in future reporting periods. (Refer to the Summary Risk Factors on page 106 which should be read in conjunction with the Risk factors included in NatWest Group plc’s 2021 Annual Report and Accounts).

Notes

3. Net interest income

	Half year ended
	30 June	30 June
	2022	2021
Continuing operations	£m	£m
Loans to customers - amortised cost	4,483	4,261
Loans to banks - amortised cost	582	217
Other financial assets	185	132
Interest receivable	5,250	4,610

Deposits by banks	157	99
Customer deposits	179	319
Other financial liabilities	433	314
Subordinated liabilities	141	130
Internal funding of trading businesses	6	4
Interest payable	916	866
Net interest income	4,334	3,744

4. Non-interest income

	Half year ended
	30 June	30 June
	2022	2021
Continuing operations	£m	£m
Net fees and commissions (1)	1,124	1,019

Foreign exchange	258	183
Interest rate	416	(6)
Credit	33	54
Equity, commodities and other	2	-
Income from trading activities	709	231

Loss on redemption of own debt	(24)	(138)
Operating lease and other rental income	114	108
Changes in fair value of financial liabilities designated at fair value through profit or loss (2)	21	(4)
Hedge ineffectiveness	(22)	13
Loss on disposal of amortised cost assets	(16)	(6)
Profit on disposal of fair value through other comprehensive income assets	10	24
Share of profit of associated entities	(20)	129
Other income (3)	(11)	21
Other operating income	52	147
Non-interest income	1,885	1,397

(1)
Refer to Note 6 for further analysis.
(2)
Includes related derivatives.
(3)
Includes income from activities other than banking.

5. Operating expenses

	Half year ended
	30 June	30 June
	2022	2021
Continuing operations	£m	£m

Salaries	1,103	1,172
Bonus awards	195	142
Temporary and contract costs	116	114
Social security costs	163	150
Pension costs	184	177
- defined benefit schemes	108	110
- defined contribution schemes	76	67
Other	47	125
Staff costs	1,808	1,880
Premises and equipment	534	502
Depreciation and amortisation	413	414
Other administrative expenses	898	703
Administrative expenses	1,845	1,619
Operating expenses	3,653	3,499

Notes
6. Segmental analysis
On 27 January 2022, NatWest Group announced that a new franchise, Commercial & Institutional, would be created, bringing together the Commercial, NatWest Markets and RBSI businesses to form a single franchise, with common management and objectives, to best support our customers across the full non-personal customer lifecycle. Comparatives have been re-presented. The re-presentation of operating segments does not change the consolidated financial results of NatWest Group.

The business is organised into the following reportable segments: Retail Banking, Private Banking, Commercial & Institutional, Central items & other and Ulster Bank RoI.

Analysis of operating profit/(loss) before tax
The following tables provide a segmental analysis of operating profit/(loss) before tax by the main income statement captions.

	Go-forward group
					Total
				Central	excluding	Ulster
	Retail	Private	Commercial &	items &	Ulster	Bank
	Banking	Banking	Institutional	other	Bank RoI	RoI	Total
Half year ended 30 June 2022	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Net interest income	2,340	315	1,764	(91)	4,328	6	4,334
Net fees and commissions	219	131	753	7	1,110	14	1,124
Other non-interest income	(5)	15	420	318	748	13	761
Total income	2,554	461	2,937	234	6,186	33	6,219
Depreciation and amortisation	-	-	(82)	(331)	(413)	-	(413)
Other operating expenses	(1,242)	(285)	(1,738)	279	(2,986)	(254)	(3,240)
Impairment (losses)/releases	(26)	11	59	2	46	8	54
Operating profit/(loss)	1,286	187	1,176	184	2,833	(213)	2,620

Half year ended 30 June 2021
Continuing operations
Net interest income	1,976	232	1,487	34	3,729	15	3,744
Net fees and commissions	173	124	702	(10)	989	30	1,019
Other non-interest income	1	12	285	60	358	20	378
Total income	2,150	368	2,474	84	5,076	65	5,141
Depreciation and amortisation	-	-	(85)	(329)	(414)	-	(414)
Other operating expenses	(1,187)	(249)	(1,739)	329	(2,846)	(239)	(3,085)
Impairment releases/(losses)	57	27	613	(1)	696	(13)	683
Operating profit/(loss)	1,020	146	1,263	83	2,512	(187)	2,325

Total revenue (1)

	Go-forward group
					Total
				Central	excluding	Ulster
	Retail	Private	Commercial &	items &	Ulster	Bank
	Banking	Banking	Institutional	other	Bank RoI	RoI	Total
Half year ended 30 June 2022	£m	£m	£m	£m	£m	£m	£m
Continuing operations
External	2,766	407	3,020	1,167	7,360	75	7,435
Inter-segmental	-	106	76	(182)	-	-	-
Total	2,766	513	3,096	985	7,360	75	7,435

Half year ended 30 June 2021
Continuing operations
External	2,667	358	2,662	508	6,195	97	6,292
Inter-segmental	14	60	63	(137)	-	-	-
Total	2,681	418	2,725	371	6,195	97	6,292

(1)	Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.

Notes
6. Segmental analysis continued
Analysis of net fees and commissions

	Go-forward group
					Total
				Central	excluding	Ulster
	Retail	Private	Commercial &	items &	Ulster	Bank
	Banking	Banking	Institutional	other	Bank RoI	RoI	Total
Half year ended 30 June 2022	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Fees and commissions receivable
- Payment services	152	17	308	-	477	26	503
- Credit and debit card fees	203	8	102	-	313	10	323
- Lending and financing	8	4	327	-	339	1	340
- Brokerage	27	3	21	-	51	-	51
- Investment management,
trustee and fiduciary services	1	114	22	-	137	-	137
- Underwriting fees	-	-	65	-	65	-	65
- Other	-	-	56	(51)	5	-	5
Total	391	146	901	(51)	1,387	37	1,424

Fees and commissions payable	(172)	(15)	(148)	58	(277)	(23)	(300)
Net fees and commissions	219	131	753	7	1,110	14	1,124

Half year ended 30 June 2021
Continuing operations
Fees and commissions receivable
- Payment services	145	16	271	-	432	26	458
- Credit and debit card fees	149	4	70	-	223	8	231
- Lending and financing	6	4	304	-	314	1	315
- Brokerage	32	3	25	-	60	-	60
- Investment management,
trustee and fiduciary services	1	113	22	-	136	1	137
- Underwriting fees	-	-	77	-	77	-	77
- Other	-	16	66	(56)	26	-	26
Total	333	156	835	(56)	1,268	36	1,304

Fees and commissions payable	(160)	(32)	(133)	46	(279)	(6)	(285)
Net fees and commissions	173	124	702	(10)	989	30	1,019

Total assets and liabilities
	Go-forward group
					Total
				Central	excluding	Ulster
	Retail	Private	Commercial &	items &	Ulster	Bank
	Banking	Banking	Institutional	other	Bank RoI	RoI	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m
Assets	216,174	30,045	451,530	87,050	784,799	21,679	806,478
Liabilities	194,182	41,720	441,393	74,359	751,654	16,197	767,851

31 December 2021
Assets	209,973	29,854	425,718	93,614	759,159	22,833	781,992
Liabilities	192,715	39,388	411,757	77,308	721,168	19,021	740,189

Notes

7. Tax

The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 19% (2021 - 19%), as analysed below:

	Half year ended
	30 June	30 June
	2022	2021
Continuing operations	£m	£m
Profit before tax	2,620	2,325

Expected tax charge	(498)	(442)
Losses and temporary differences in period where no deferred tax assets recognised	(51)	(28)
Foreign profits taxed at other rates	(39)	(8)
Items not allowed for tax:
- losses on disposals and write-downs	(4)	(3)
- UK bank levy	(9)	(11)
- regulatory and legal actions	(13)	3
- other disallowable items	(12)	(10)
Non-taxable items	8	25
Taxable foreign exchange movements	(7)	-
Losses bought forward and utilised	-	6
Increase/(decrease) in the carrying value of deferred tax assets in respect of:
- UK losses	10	(5)
- Ireland losses	(1)	(32)
Banking surcharge	(207)	(173)
Tax on paid-in equity	22	32
UK tax rate change impact	(31)	206
Adjustments in respect of prior periods	37	8

Actual tax charge	(795)	(432)

At 30 June 2022, NatWest Group has recognised a deferred tax asset of £1,637 million (31 December 2021 - £1,195 million) and a deferred tax liability of £286 million (31 December 2021 - £359 million). These amounts include deferred tax assets recognised in respect of trading losses of £801 million (31 December 2021 - £899 million). NatWest Group has considered the carrying value of these assets as at 30 June 2022 and concluded that they are recoverable.

It was announced in the UK Government’s Budget on 27 October 2021 that the UK banking surcharge will decrease from 8% to 3% from 1 April 2023. This legislative change was substantively enacted on 2 February 2022. NatWest Group’s closing deferred tax assets and liabilities have therefore been recalculated taking into account this change of rate and the applicable period the deferred tax assets and liabilities are expected to crystallise.

8. Discontinued operations and assets and liabilities of disposal groups

Three legally binding agreements for the sale of UBIDAC business have been announced as part of the phased withdrawal from the Republic of Ireland:

On 28 June 2021 NatWest Group announced it had agreed a binding sale agreement with Allied Irish Banks, p.l.c. for the transfer of c.€4.2 billion (plus up to €2.8 billion of undrawn exposures), of gross performing commercial loans as well as those c.280 colleagues who are wholly or mainly assigned to supporting that part of the business, with the final number of roles to be confirmed as the deal completes. On 28 April 2022, approval was received from the Irish competition authority (the CCPC) in relation to this sale, which is expected to be completed in a series of transactions during 2022 and H1 2023.

On 17 December 2021 NatWest Group signed a legally binding agreement with Permanent TSB p.l.c. (PTSB) for the sale of approximately €7.6bn of gross performing non-tracker mortgages (as at 30 June 2021), the performing loans in the micro-SME business; the UBIDAC Asset Finance business, including its Lombard digital platform, and 25 Ulster Bank branch locations in the Republic of Ireland. The majority of loans are expected to transfer by Q4 2022. As part of the transaction it is anticipated that c.450 colleagues will have the right to transfer under the TUPE regulations, with the final number of roles to be confirmed as the deal completes. On 22 July 2022, confirmation was received from the CCPC that it had cleared this sale. Shareholders of PTSB’s holding company have also approved this transaction.

On 1 June 2022 a legally binding agreement was reached with Allied Irish Banks, p.l.c. for the sale of c. €6 billion portfolio of gross performing tracker and linked mortgages. Completion of this sale, which is subject to obtaining any relevant regulatory approvals and satisfying the conditions of the legally binding agreement, is expected to occur in Q2 2023.

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group at 30 June 2022. Comparatives have been re-presented from those previously published to reclassify certain items as discontinued operations. The Ulster Bank RoI operating segment continues to be reported separately and reflects the results and balance sheet position of its continuing operations.

Notes

8. Discontinued operations and assets and liabilities of disposal groups continued

Further to the announced sales of the majority of mortgage loans held, in June 2022 UBIDAC announced the cessation of new mortgage business to its customers. This decision represents a change to the IFRS9 business model on mortgage financial assets in UBIDAC. We will reclassify these assets to fair value through profit and loss from 1 July 2022 as required by IFRS9. We anticipate a c.€350 million reduction in mortgage financial assets moving from an amortised cost basis to a fair value basis. This reclassification applies to all mortgage financial assets in UBIDAC across both our continuing and discontinued operations.

(a)
Profit from discontinued operations, net of tax

	30 June	30 June
	2022	2021
	£m	£m
Interest receivable	156	172
Net interest income	156	172
Non-interest income	(4)	6
Total income	152	178
Operating expenses	(24)	(22)
Profit before impairment releases	128	156
Impairment releases	62	24
Operating profit before tax	190	180
Tax charge	-	(3)
Profit from discontinued operations, net of tax	190	177

(b)
Assets and liabilities of disposal groups

	30 June	31 December
	2022	2021
	£m	£m
Assets of disposal groups
Loans to customers - amortised cost	14,178	9,002
Derivatives	1	5
Other assets	8	8
	14,187	9,015

Liabilities of disposal groups
Other liabilities	8	5
	8	5

Net assets of disposal groups	14,179	9,010

(c)
Operating cash flows attributable to discontinued operations

	30 June	30 June
	2022	2021
	£m	£m
Net cash flows from operating activities	402	857
Net cash flows from investing activities	150	-
Net increase in cash and cash equivalents	552	857

Notes
9. Financial instruments - classification
The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

			Amortised	Other
	MFVTPL	FVOCI	cost	assets	Total
Assets	£m	£m	£m	£m	£m
Cash and balances at central banks			179,525		179,525
Trading assets	65,604				65,604
Derivatives (1)	109,342				109,342
Settlement balances			10,294		10,294
Loans to banks - amortised cost			10,668		10,668
Loans to customers - amortised cost (2)			362,551		362,551
Other financial assets	242	26,691	11,963		38,896
Intangible assets				6,869	6,869
Other assets				8,542	8,542
Assets of disposal groups				14,187	14,187
30 June 2022	175,188	26,691	575,001	29,598	806,478

Cash and balances at central banks			177,757		177,757
Trading assets	59,158				59,158
Derivatives (1)	106,139				106,139
Settlement balances			2,141		2,141
Loans to banks - amortised cost			7,682		7,682
Loans to customers - amortised cost (2)			358,990		358,990
Other financial assets	317	37,266	8,562		46,145
Intangible assets				6,723	6,723
Other assets				8,242	8,242
Assets of disposal groups				9,015	9,015
31 December 2021	165,614	37,266	555,132	23,980	781,992

	Held-for-		Amortised	Other
	trading	DFV	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m
Bank deposits			24,862		24,862
Customer deposits			492,075		492,075
Settlement balances			9,779		9,779
Trading liabilities	74,345				74,345
Derivatives (1)	102,719				102,719
Other financial liabilities		1,779	45,965		47,744
Subordinated liabilities		340	7,770		8,110
Notes in circulation			2,947		2,947
Other liabilities (3)			1,275	3,995	5,270
30 June 2022	177,064	2,119	584,673	3,995	767,851

Bank deposits			26,279		26,279
Customer deposits			479,810		479,810
Settlement balances			2,068		2,068
Trading liabilities	64,598				64,598
Derivatives (1)	100,835				100,835
Other financial liabilities		1,671	47,655		49,326
Subordinated liabilities		703	7,726		8,429
Notes in circulation			3,047		3,047
Other liabilities (3)			1,356	4,441	5,797
31 December 2021	165,433	2,374	567,941	4,441	740,189

(1)	Includes net hedging derivatives assets of £136 million (31 December 2021 - £44 million) and net hedging derivatives liabilities of £166 million (31 December 2021 - £120 million).
(2)	Includes finance lease receivables of £8,113 million (31 December 2021 - £8,531 million).
(3)	Includes lease liabilities of £1,189 million (31 December 2021 - £1,263 million) in amortised cost.

	30 June	31 December
	2022	2021
	£m	£m
Reverse repos
Trading assets	25,893	20,742
Loans to banks - amortised cost	8	189
Loans to customers - amortised cost	25,084	25,962

Repos
Bank deposits	4,720	7,912
Customer deposits	19,195	14,541
Trading liabilities	29,406	19,389

Notes

9. Financial instruments – valuation

Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the NatWest Group plc 2021 Annual Report and Accounts. Valuation, sensitivity methodologies and inputs at 30 June 2022 are consistent with those described in Note 11 to the NatWest Group plc 2021 Annual Report and Accounts.

Fair value hierarchy

The table below shows the assets and liabilities held by NatWest Group split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgment and hence carry the most significant price uncertainty.

	30 June 2022				31 December 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	-	40,722	642	41,364	-	33,482	721	34,203
Securities	20,032	4,206	2	24,240	19,563	5,371	21	24,955
Derivatives	-	108,349	993	109,342	-	105,222	917	106,139
Other financial assets
Loans	-	111	230	341	-	359	207	566
Securities	18,879	7,521	192	26,592	28,880	7,951	186	37,017
Total financial assets held at fair value	38,911	160,909	2,059	201,879	48,443	152,385	2,052	202,880
As a % of total fair value assets	19%	80%	1%		24%	75%	1%

Liabilities
Trading liabilities
Deposits	-	48,780	1	48,781	-	38,658	2	38,660
Debt securities in issue	-	801	2	803	-	974	-	974
Short positions	22,022	2,738	1	24,761	20,507	4,456	1	24,964
Derivatives	-	101,972	747	102,719	-	100,229	606	100,835
Other financial liabilities
Debt securities in issue	-	1,237	-	1,237	-	1,103	-	1,103
Other deposits	-	542	-	542	-	568	-	568
Subordinated liabilities	-	340	-	340	-	703	-	703
Total financial liabilities held at fair value	22,022	156,410	751	179,183	20,507	146,691	609	167,807
As a % of total fair value liabilities	12%	88%	0%		12%	88%	0%

(1)
Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.
Level 2 - Instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including CLOs, most bank loans, repos and reverse repos, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most OTC derivatives.
Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include non-derivative instruments which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
(3)
For an analysis of debt securities held at mandatorily fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management – Credit risk.

Valuation adjustments

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below. For further information refer to the descriptions of valuation adjustments within ‘Financial instruments – valuation’ on page 341 of the NatWest Group plc 2021 Annual Report and Accounts.

	30 June	31 December
	2022	2021
	£m	£m
Funding - FVA	121	90
Credit - CVA	365	390
Bid - Offer	120	113
Product and deal specific	128	119
	734	712

-
Valuation reserves comprising of credit valuation adjustments (CVA), funding valuation adjustment (FVA), bid-offer and product and deal specific reserves, increased to £734 million at 30 June 2022 (31 December 2021 – £712 million).

-
The net increase in FVA was driven by a net increase in the underlying derivative exposure, driven by an increase in interest rates. The increase in bid-offer was driven by an increase in risk and wider bid-offer spreads. The decrease in CVA was driven by a reduction in exposures, primarily due to increases in interest rates and trade exit activity, partially offset by the net impact of credit spreads widening and specific counterparty activity.

Notes
9. Financial instruments – valuation continued
Level 3 sensitivities

The table below shows the high and low range of fair value of the level 3 assets and liabilities.

	30 June 2022			31 December 2021
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	642	10	(10)	721	10	(10)
Securities	2	-	-	21	-	-
Derivatives	993	60	(60)	917	60	(70)
Other financial assets
Loans	230	10	(10)	207	10	(10)
Securities	192	30	(30)	186	20	(20)
Total financial assets held at fair value	2,059	110	(110)	2,052	100	(110)

Liabilities
Trading liabilities
Deposits	1	-	-	2	-	-
Debt securities in issue	2	-	-	-	-	-
Short positions	1	-	-	1	-	-
Derivatives	747	30	(30)	606	30	(30)
Total financial liabilities held at fair value	751	30	(30)	609	30	(30)

Alternative assumptions

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Movement in level 3 assets and liabilities

The following table shows the movement in level 3 assets and liabilities.

	Half year ended 30 June 2022				Half year ended 30 June 2021
		Other				Other
	Trading	financial	Total	Total	Trading	financial	Total	Total
	assets (1)	assets (2)	assets	liabilities	assets (1)	assets (2)	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	1,659	393	2,052	609	1,388	335	1,723	894
Amount recorded in the income statement (3)	134	(20)	114	139	(125)	3	(122)	(98)
Amount recorded in the statement of
comprehensive income	-	(19)	(19)	-	-	17	17	-
Level 3 transfers in	143	-	143	31	42	428	470	15
Level 3 transfers out	(101)	(1)	(102)	(36)	(68)	-	(68)	(116)
Purchases/originations	352	67	419	154	168	10	178	114
Settlements/other decreases	(28)	-	(28)	(15)	(36)	(4)	(40)	(15)
Sales	(526)	-	(526)	(133)	(156)	(4)	(160)	(107)
Foreign exchange and other	4	2	6	2	(1)	(3)	(4)	(2)
At 30 June	1,637	422	2,059	751	1,212	782	1,994	685
Amounts recorded in the income statement
in respect of balances held at year end
- unrealised	134	(20)	114	139	(125)	3	(122)	(98)

(1)	Trading assets comprise assets held at fair value in trading portfolios.
(2)	Other financial assets comprise fair value through other comprehensive income, designated at fair value through profit or loss and other fair value through profit or loss.
(3)
Net losses of £5 million on trading assets and liabilities (30 June 2021 - £27 million) were recorded in income from trading activities. Net losses on other instruments of £20 million (30 June 2021 – £3 million gains) were recorded in other operating income and interest income as appropriate.

Notes
9. Financial instruments – valuation continued
Fair value of financial instruments measured at amortised cost on the balance sheet
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Items where
	fair value
	approximates	Carrying		Fair value hierarchy level
	carrying value	value	Fair value	Level 1	Level 2	Level 3
30 June 2022	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	179.5
Settlement balances	10.3
Loans to banks	0.7	10.0	10.0	-	5.9	4.1
Loans to customers		362.6	355.4	-	27.2	328.2
Other financial assets - securities		12.0	11.7	4.7	2.1	4.9

31 December 2021
Financial assets
Cash and balances at central banks	177.8
Settlement balances	2.1
Loans to banks	0.1	7.5	7.5	-	5.0	2.5
Loans to customers		359.0	354.1	-	28.0	326.1
Other financial assets - securities		8.6	8.6	4.4	0.7	3.5

30 June 2022
Financial liabilities
Bank deposits	6.2	18.7	17.6	-	15.1	2.5
Customer deposits	444.1	47.9	47.9	-	22.1	25.8
Settlement balances	9.8
Other financial liabilities - debt securities in issue		46.0	45.9	-	39.3	6.6
Subordinated liabilities		7.8	7.9	-	7.8	0.1
Notes in circulation	2.9

31 December 2021
Financial liabilities
Bank deposits	4.9	21.4	21.0	-	18.7	2.3
Customer deposits	442.4	37.4	37.6	-	18.1	19.5
Settlement balances	2.1
Other financial liabilities - debt securities in issue		47.7	48.6	-	41.4	7.2
Subordinated liabilities		7.7	8.3	-	8.2	0.1
Notes in circulation	3.0

Short-term financial instruments
For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, customer demand deposits and notes in circulation, carrying value is deemed a reasonable approximation of fair value.

Loans to banks and customers
In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value; contractual cash flows and expected cash flows.

Debt securities and subordinated liabilities
Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments in active markets. For the remaining population, fair values are determined using market standard valuation techniques, such as discounted cash flows.

Bank and customer deposits
Fair value of deposits are estimated using discounted cash flow valuation techniques.

Notes
10. Trading assets and liabilities
Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June	31 December
	2022	2021
Assets	£m	£m
Loans
Reverse repos	25,893	20,742
Collateral given	14,378	12,047
Other loans	1,093	1,414
Total loans	41,364	34,203
Securities
Central and local government
- UK	7,075	6,919
- US	3,840	3,329
- other	9,364	10,929
Financial institutions and corporate	3,961	3,778
Total securities	24,240	24,955
Total	65,604	59,158

Liabilities
Deposits
Repos	29,406	19,389
Collateral received	18,276	17,718
Other deposits	1,099	1,553
Total deposits	48,781	38,660
Debt securities in issue	803	974
Short positions	24,761	24,964
Total	74,345	64,598

Notes

11. Loan impairment provisions
Loan exposure and impairment metrics
The table below summarises loans and related credit impairment measures on an IFRS 9 basis.
	30 June	31 December
	2022	2021
	£m	£m
Loans - amortised cost and FVOCI
Stage 1	342,121	330,824
Stage 2	28,505	33,981
Stage 3	5,816	5,022
Of which: individual	1,162	1,215
Of which: collective	4,654	3,807
	376,442	369,827
ECL provisions (1)
Stage 1	408	302
Stage 2	1,122	1478
Stage 3	1,985	2,026
Of which: individual	304	363
Of which: collective	1,681	1,663
	3,515	3,806
ECL provisions coverage (2)
Stage 1 (%)	0.12	0.09
Stage 2 (%)	3.94	4.35
Stage 3 (%)	34.13	40.34
	0.93	1.03

	Half year ended
	30 June	30 June
	2022	2021
	£m	£m
Impairment losses
ECL (release)/charge (3)	(54)	(683)
Stage 1	(342)	(662)
Stage 2	205	(114)
Stage 3	83	93
Of which: individual	(1)	(25)
Of which: collective	84	118

Amounts written off	215	517
Of which: individual	58	256
Of which: collective	157	261

(1)	Includes £3 million (31 December 2021 – £5 million) related to assets classified as FVOCI.
(2)	ECL provisions coverage is calculated as ECL provisions divided by loans. It is calculated on third party loans and total ECL provisions.
(3)
Includes a £2 million release (30 June 2021 – £4 million charge) related to other financial assets, of which nil (30 June 2021 – nil) related to assets classified as FVOCI; and £3 million (30 June 2021 - £2 million) related to contingent liabilities.

(4)
The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 29 for Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £178.4 billion (31 December 2021 – £176.3 billion) and debt securities of £38.6 billion (31 December 2021 – £44.9 billion).

Notes

12. Provisions for liabilities and charges

				Financial
	Customer	Litigation and		commitments
	redress (1)	other regulatory (2)	Property	and guarantees	Other (3)	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2022	474	277	231	93	193	1,268
Expected credit losses impairment release	-	-	-	(6)	-	(6)
Currency translation and other movements	1	18	-	-	3	22
Charge to income statement	88	6	10	-	33	137
Release to income statement	(19)	(5)	(5)	-	(27)	(56)
Provisions utilised	(76)	(71)	(16)	-	(63)	(226)
At 30 June 2022	468	225	220	87	139	1,139

(1)
Includes payment protection insurance provision which reflects the estimated cost of PPI redress attributable to claims prior to the Financial Conduct Authority (FCA) complaint deadline of 29 August 2019. All pre-deadline complaints have been processed which removes complaint volume estimation uncertainty from the provision estimate. NatWest Group continues to conclude remaining bank-identified closure work and conclude cases with the Financial Ombudsmen Service.

(2)
Majority of utilisation of litigation provisions relates to resolutions of the FX-related investigation by the European Commission and the spoofing-related investigation by the US Department of Justice.

(3)	Other materially comprises provisions relating to restructuring costs.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

13. Dividends

The 2021 final dividend was approved by shareholders at the Annual General Meeting on 28 April 2022 and the payment made on 4 May 2022 to shareholders on the register at the close of business on 18 March 2022.

NatWest Group plc announces an interim dividend for 2022 of £364 million, or 3.5 pence per ordinary share. The interim dividend will be paid on 16 September 2022 to shareholders on the register at close of business on 26 August 2022. The ex-dividend date will be 25 August 2022.

NatWest Group plc also announces that the directors have recommended a special dividend of £1,750 million, or 16.8 pence per share, and associated share consolidation, each will be subject to shareholder approval at a General Meeting on 25 August 2022. A circular containing details of the special dividend and share consolidation, as well as a notice convening a General Meeting of shareholders and a class meeting of ordinary shareholders and details of the resolutions to be considered at that General Meeting and class meeting, is expected to be published shortly. If approved by shareholders, assuming that all other conditions are satisfied, the special dividend is expected to be paid on 16 September 2022 to shareholders on the register on 26 August 2022. The ex-entitlement date for the special dividend will be 30 August 2022.

14. Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 30 June 2022. Although NatWest Group is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group’s expectation of future losses.

	30 June	31 December
	2022	2021
	£m	£m
Guarantees	2,436	2,055
Other contingent liabilities	1,863	2,004
Standby facilities, credit lines and other commitments	129,293	121,308
Contingent liabilities and commitments	133,592	125,367

Commitments and contingent obligations are subject to NatWest Group’s normal credit approval processes.

Notes
15. Litigation and regulatory matters
NatWest Group plc and certain members of NatWest Group are party to legal proceedings and involved in regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of these Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NatWest Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or regulatory matters, even for those Matters for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that NatWest Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. NatWest Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances. Please refer to Note 12 for information on material provisions.

Material Matters in which NatWest Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

For a discussion of certain risks associated with NatWest Group’s litigation and regulatory matters, see the Risk factor relating to legal, regulatory and governmental actions and investigations set out on page 425 of NatWest Group plc’s 2021 Annual Report and Accounts.

Litigation

Residential mortgage-backed securities (RMBS) litigation in the US
NatWest Group companies continue to defend RMBS-related claims in the US in which the plaintiff, the Federal Deposit Insurance Corporation (FDIC), alleges that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued.

London Interbank Offered Rate (LIBOR) and other rates litigation
NWM Plc and certain other members of NatWest Group, including NatWest Group plc, are defendants in a number of class actions and individual claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a co-ordinated proceeding in the SDNY. In December 2021, the United States Court of Appeals for the Second Circuit (US Court of Appeals) affirmed the SDNY’s prior decision that plaintiffs who purchased LIBOR-based instruments from third parties (as opposed to the defendants) lack antitrust standing to pursue such claims. In addition, the appellate court, reversing a December 2016 decision of the SDNY, held that plaintiffs in these cases have adequately asserted the court’s personal jurisdiction over NWM Plc and other non-US banks, including with respect to antitrust class action claims on behalf of over-the-counter plaintiffs and exchange-based purchaser plaintiffs. In February 2022, the US Court of Appeals, on similar grounds, reversed the SDNY’s prior dismissal of a fraud class action on behalf of lender plaintiffs. The appellate court remanded these matters to the SDNY for further proceedings in light of its rulings. In March 2020, NatWest Group companies finalised a settlement resolving the class action on behalf of bondholder plaintiffs (those who held bonds issued by non-defendants on which interest was paid from 2007 to 2010 at a rate expressly tied to USD LIBOR). The amount of the settlement (which was covered by an existing provision) has been paid into escrow pending court approval of the settlement.

Notes
15. Litigation and regulatory matters continued

The non-class claims filed in the SDNY include claims that the FDIC is asserting on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 of those failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges collusion with regard to the setting of USD LIBOR and that the defendants breached UK and European competition law, as well as asserting common law claims of fraud under US law. The defendant banks consented to a request by the FDIC for discontinuance of the claim in respect of 20 failed US banks, leaving 19 failed US banks as claimants. The UK proceedings are at the disclosure stage but have been stayed until 31 July 2022.

In addition, there are two class actions relating to JPY LIBOR and Euroyen TIBOR. The first class action, which relates to Euroyen TIBOR futures contracts, was dismissed by the SDNY in September 2020 on jurisdictional and other grounds, and the plaintiffs have commenced an appeal to the US Court of Appeals. The second class action, which relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal may be the subject of a future appeal.

In addition to the above, five other class action complaints were filed against NatWest Group companies in the SDNY, each relating to a different reference rate. In February 2017, the SDNY dismissed the case relating to Euribor for lack of personal jurisdiction and in August 2019, the SDNY dismissed the case relating to Pound Sterling for various reasons. Plaintiffs’ appeals in those two cases remain pending.

In May 2022, NatWest Group companies and the plaintiffs in the class action relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate (‘SIBOR / SOR’) finalised a settlement resolving that case. In April 2022, NatWest Group companies and the plaintiffs in the class action relating to the Australian Bank Bill Swap Reference Rate finalised a settlement resolving that case. In June 2021, NWM Plc and the plaintiffs in the Swiss Franc LIBOR class action finalised a settlement resolving that case. The amounts of the three settlements have been paid into escrow pending final court approval of the settlements.

NWM Plc is also named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service outside the jurisdiction, which was granted in July 2020. The claimants appealed that decision and in November 2020 the appeal was refused and the claim dismissed by the Appellate Court. The claim could in future be recommenced depending on the outcome of an appeal to Israel’s Supreme Court in respect of dismissal of the substantive case against banks that had a presence in Israel.

In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States consumer borrowers against the USD ICE LIBOR panel banks and their affiliates, alleging that the normal process of setting USD ICE LIBOR amounts to illegal price-fixing, and also that banks in the United States have illegally agreed to use LIBOR as a component of price in variable consumer loans. The NatWest Group defendants are NatWest Group plc, NWM Plc, NWMSI and NWB Plc. The plaintiffs seek damages and to prevent the enforcement of LIBOR-based instruments through injunction. Defendants have filed a motion to dismiss, which remains pending.

FX litigation
NWM Plc, NWMSI and/or NatWest Group plc are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business. In 2015, NWM Plc paid US$255 million to settle the consolidated antitrust class action filed in the SDNY on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. In 2018, some members of the settlement class who opted out of that class action settlement filed their own non-class complaint in the SDNY asserting antitrust claims against NWM Plc, NWMSI and other banks. Those opt-out claims are proceeding in discovery.

In April 2019, some of the same claimants in the opt-out case described above, as well as others, served proceedings (which are ongoing) in the High Court of Justice of England and Wales, asserting competition claims against NWM Plc and several other banks. The claim was transferred from the High Court of Justice of England and Wales in December 2021 and registered in the UK Competition Appeal Tribunal (CAT) in January 2022.

An FX-related class action, on behalf of ‘consumers and end-user businesses’, is proceeding in the SDNY against NWM Plc and others. In March 2022, the SDNY denied the plaintiffs’ motion for class certification. Plaintiffs are seeking to appeal the decision.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD $0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc and NWMSI have been named in the action as ‘other cartel participants’, but are not respondents. The claim was served in June 2019 and, after a number of interlocutory pleading disputes, NWM Plc filed its defence in March 2022.

Notes
15. Litigation and regulatory matters continued

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the CAT against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. A hearing to determine class certification took place in July 2021. In March 2022, the CAT declined to certify as collective proceedings either of the applications, ruling that the opt-out basis on which they were brought was inappropriate. The CAT granted each applicant three months to revise their application for certification on an opt-in basis, if they wished to proceed. Neither applicant did so. The applicants have served judicial review proceedings, which are currently stayed. Separately, the applicants have applied for permission to appeal the CAT’s judgment.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020. NWM Plc has filed a motion challenging the permission to serve the consolidated motion outside the Israeli jurisdiction, which remains pending.

In December 2021, a claim was issued in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims, seeking a declaration from the court that anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019 is unlawful, along with unspecified damages. The claimant has requested the court’s permission to amend its claim to also refer to a December 2021 decision by the EC, which also described anti-competitive FX market conduct.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of these claims will be pursued.

Government securities antitrust litigation
NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. In March 2022, the SDNY dismissed the operative complaint, without leave to re-plead. The dismissal is subject to appeal.

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by European central banks (EGBs). The complaint alleges a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. In March 2022, the SDNY dismissed the claims against NWM Plc and NWMSI in the operative complaint on the ground that the complaint’s conspiracy allegations are insufficient. The plaintiffs have indicated that they intend to file an amended complaint.

Swaps antitrust litigation
NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is complete, and the plaintiffs’ motion for class certification remains pending.

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act. The defendants include several NatWest Group companies, including NatWest Group plc. Defendants are seeking dismissal.

Odd lot corporate bond trading antitrust litigation
In October 2021, the SDNY granted defendants’ motion to dismiss the class action antitrust complaint alleging that from August 2006 onwards various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. Plaintiffs have commenced an appeal of the dismissal.

Spoofing litigation
In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc’s December 2021 spoofing-related guilty plea (described below under “US investigations relating to fixed-income securities”) and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018. In July 2022, defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois.

Notes
15. Litigation and regulatory matters continued

Madoff
NWM N.V. was named as a defendant in two actions filed by the trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$298 million that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. The claims were previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they will now proceed in the bankruptcy court, where they have now been consolidated into one action, subject to NWM N.V.’s legal and factual defences. In May 2022, NWM N.V. filed a motion to dismiss the amended complaint in the consolidated action.

EUA trading litigation

NWM Plc was a named defendant in civil proceedings before the High Court of Justice of England and Wales brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in European Union Allowances (EUAs) in 2009 and were alleged to be VAT defaulting traders within (or otherwise connected to) EUA supply chains of which NWM Plc was a party. In March 2020, the court held that NWM Plc and Mercuria Energy Europe Trading Limited (‘Mercuria’) were liable for dishonestly assisting and knowingly being a party to fraudulent trading during a seven business day period in 2009.

In October 2020, the High Court quantified total damages against NWM Plc and Mercuria at £45 million plus interest and costs, and permitted the defendants to appeal to the Court of Appeal. In May 2021 the Court of Appeal set aside the High Court’s judgment and ordered that a retrial take place before a different High Court judge. The claimants have been denied permission by the Supreme Court to appeal that decision and the retrial will therefore proceed on a date to be scheduled. Mercuria has also been denied permission by the Supreme Court to appeal the High Court’s finding that NWM Plc and Mercuria were both vicariously liable.

Offshoring VAT assessments
HMRC issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020. In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay the £143 million to HMRC, and payment was made in December 2020. The appeal and the application for judicial review have both been stayed pending resolution of a separate case involving another bank.

US Anti-Terrorism Act litigation
In March 2019, the trial court granted summary judgment in favour of NWB Plc in connection with lawsuits filed in the United States District Court for the Eastern District of New York by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. In April 2021, the US Court of Appeals affirmed the trial court’s judgment in favour of NWB Plc. In September 2021, the plaintiffs filed a petition seeking discretionary review by the United States Supreme Court, and that petition was denied in June 2022, bringing the matter to an end.

NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. The plaintiffs are appealing the decision to the US Court of Appeals. Another action, filed in the SDNY in 2017, was dismissed in March 2019 on similar grounds, but remains subject to appeal to the US Court of Appeals. Other follow-on actions that are substantially similar to the two that have now been dismissed are pending in the same courts.

Securities underwriting litigation
NWMSI is an underwriter defendant in securities class actions in the US in which plaintiffs generally allege that an issuer of public securities, as well as the underwriters of the securities (including NWMSI), are liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities.

1MDB litigation
A claim for a material sum was issued, but not served, in Malaysia in 2021 by 1MDB against Coutts & Co Ltd for alleged losses in connection with the 1MDB fund. Coutts & Co Ltd is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

Notes
15. Litigation and regulatory matters continued

Regulatory matters (including investigations and customer redress programmes)
NatWest Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes. NatWest Group expects government and regulatory intervention in financial services to be high for the foreseeable future, including increased scrutiny from competition and other regulators in the retail and SME business sectors.

NWM Group in particular has been providing information regarding a variety of matters, including, for example, offering of securities, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, product mis-selling and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities, some of which have resulted, and others of which may result, in investigations or proceedings.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

NatWest Group is co-operating fully with the matters described below.

US investigations relating to fixed-income securities
In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney's Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice and the USAO CT resolves both the spoofing conduct and the breach of the NPA.

As required by the resolution and sentence imposed by the court, NWM Plc is subject to a three-year period of probation and has paid a US$25.2 million criminal fine, approximately US$2.8 million in criminal forfeiture and approximately US$6.8 million in restitution out of existing provisions. The plea agreement also imposes an independent corporate monitor. In addition, NWM Plc has committed to compliance programme reviews and improvements and agreed to reporting and co-operation obligations.

Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk factor relating to legal, regulatory and governmental actions and investigations set out on page 425 of NatWest Group plc’s 2021 Annual Report & Accounts.

RBSI inspection report and referral to enforcement
The Isle of Man Financial Services Authority undertook an inspection at The Royal Bank of Scotland International Limited (RBSI), Isle of Man, in 2021, following which it issued an inspection report. The inspection was in relation to anti-money laundering and counter-terrorist financing controls and procedures relating to specific RBSI customers. In May 2022, the FSA notified RBSI that it had been referred to its Enforcement Division in relation to certain issues identified in the inspection report.

Investment advice review
In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group’s past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. The Skilled Person’s review has concluded and, after discussion with the FCA, NatWest Group is now conducting additional review / remediation work.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, correspondence was received from the CBI setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015. The redress and compensation phase has concluded, although an appeals process is currently anticipated to run until the end of 2022. NatWest Group has made provisions totalling €358 million (£308 million), of which €339 million (£292 million) had been utilised by 30 June 2022.

UBIDAC customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC is challenging three FSPO adjudications in the Irish High Court. The outcome and impact of that challenge on those and related complaints is uncertain but may be material.

UBIDAC has identified further legacy business issues and these remediation programmes are ongoing. NatWest Group has made provisions of €201 million (£173 million), of which €158 million (£136 million) had been utilised by 30 June 2022 for these programmes.

Notes

16. Related party transactions

UK Government

The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of NatWest Group. NatWest Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levy).

Bank of England facilities

In the ordinary course of business, NatWest Group may from time to time access market-wide facilities provided by the Bank of England.

Other related parties

(a) In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company.

(b) NatWest Group recharges The NatWest Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to NatWest Group.

Full details of NatWest Group’s related party transactions for the year ended 31 December 2021 are included in NatWest Group plc’s 2021 Annual Report and Accounts.

17. Post balance sheet events
On 22 July 2022, approval was received from the Irish competition authority (the CCPC) in relation to the agreement with PTSB for the sale of UBIDAC’s performing non-tracker mortgage portfolio, asset finance business, business direct loan book and 25 branches.

The successful completion of a second tranche of commercial customers to Allied Irish Banks, p.l.c (AIB) was finalised in July 2022.

Other than as disclosed in this document, there have been no significant events between 30 June 2022 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

18. Date of approval

This announcement was approved by the Board of Directors on 28 July 2022.

Independent review report to NatWest Group plc

Conclusion
We have been engaged by NatWest Group (“the Group”) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2022 which comprises of the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, related Notes 1 to 18 and the Risk and capital management disclosures for those identified as within the scope of our review (together “the condensed consolidated financial statements”). We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2022 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with UK adopted International Accounting Standards. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with UK adopted International Accounting Standard 34, “Interim Financial Reporting”.

Conclusions relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this International Standard on Review Engagements 2410 (UK), however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors
The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the half-yearly financial report, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the review of the financial information
In reviewing the half-yearly report, we are responsible for expressing to the Group a conclusion on the condensed set of financial statements in the half-yearly financial report. Our conclusion, including our Conclusions relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report.

Use of our report
This report is made solely to the Group in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London, United Kingdom
28 July 2022

NatWest Group plc Summary Risk Factors

Summary of Principal Risks and Uncertainties

Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NatWest Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 406 to 426 of the NatWest Group plc 2021 Annual Report and Accounts and pages 136 to 157 of NatWest Group plc's 2021 Form 20-F. Any of the risks identified may have a material adverse effect on NatWest Group’s business, operations, financial condition or prospects.
Economic and political risk

  -
NatWest Group faces continued economic and political risks and uncertainty in the UK and global markets, including as a result of high inflation, rising interest rates, supply chain disruption and the Russian invasion of Ukraine.
  -
The impact of the COVID-19 pandemic and related uncertainties continue to affect the UK, global economies and financial markets and NatWest Group’s customers, as well as its competitive environment, which may continue to have an adverse effect on NatWest Group.
  -
Continuing uncertainty regarding the effects and extent of the UK’s post Brexit divergence from EU laws and regulation, and NatWest Group’s post Brexit EU operating model may continue to adversely affect NatWest Group and its operating environment.
  -
Changes in interest rates have significantly affected and will continue to affect NatWest Group’s business and results.
  -
Changes in foreign currency exchange rates may affect NatWest Group’s results and financial position.
  -
HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group’s shares held by HM Treasury may affect the price of NatWest Group securities.
Strategic risk
  -
NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes.
  -
NatWest Group continues to refocus its NWM franchise, which entails material execution, commercial and operational risks and the intended benefits for NatWest Group may not be realised within the timeline and in the manner currently contemplated.
  -
Trends relating to the COVID-19 pandemic may adversely affect NatWest Group’s strategy and impair its ability to meet its targets and strategic objectives.
Financial resilience risk
  -
NatWest Group may not meet the targets it communicates or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).
  -
NatWest Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
  -
The impact of the COVID-19 pandemic on the credit quality of NatWest Group’s counterparties may negatively impact NatWest Group.
  -
NatWest Group has significant exposure to counterparty and borrower risk.
  -
NatWest Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
  -
NatWest Group is subject to Bank of England and PRA oversight in respect of resolution. Following submission of a biennial assessment of NatWest Group’s preparations for resolution to the PRA, the Bank of England has not identified any shortcomings, deficiencies or substantive impediments associated with NatWest Group’s ability to achieve resolvability outcomes, but has highlighted two areas as requiring further enhancements. NatWest Group could be adversely affected should future Bank of England assessments deem NatWest Group’s preparations to be inadequate.
  -
NatWest Group may not be able to adequately access sources of liquidity and funding.
  -
Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity position and increase the cost of funding.
  -
NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
  -
NatWest Group’s results could be adversely affected if an event triggers the recognition of a goodwill impairment. NatWest Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised at cost less any accumulated impairment losses. As required by IFRS, NatWest Group tests goodwill for impairment at least annually, or more frequently when events or circumstances indicate that it might be impaired.
  -
NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
  -
NatWest Group’s financial statements are sensitive to the underlying accounting policies, judgments, estimates and assumptions

NatWest Group plc Summary Risk Factors

Summary of Principal Risks and Uncertainties continued

  -
Changes in accounting standards may materially impact NatWest Group’s financial results.
  -
The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
  -
NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.

Climate and sustainability-related risks
  -
NatWest Group and its customers, suppliers and counterparties face significant climate-related risks, including in transitioning to a net zero economy, which may adversely impact NatWest Group.
  -
NatWest Group’s purpose-led strategy includes climate change as one of its three areas of focus and, following the passing of a ‘Say on Climate’ resolution by NatWest Group’s shareholders in April 2022, NatWest Group is required to publish an initial climate transition plan in 2023. NatWest Group’s climate strategy and transition plan entails significant execution and reputational risk and is unlikely to be achieved without internal and external actions including significant government policy, technology and customer changes.
  -
Any failure by NatWest Group to prepare or execute a credible transition plan or implement effective and compliant climate change resilient systems, controls and procedures could adversely affect NatWest Group’s reputation or its ability to manage climate-related risks.
  -
There are significant challenges in relation to climate-related data due to quality and other limitations, lack of standardisation, consistency and incompleteness which amongst other factors contribute to the significant uncertainties inherent in accurately modelling the impact of climate-related risks.
  -
A failure to adapt NatWest Group’s business strategy, governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NatWest Group, its reputation, business, results of operations and outlook.
  -
Any reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and on investors’ risk appetite and customers’ willingness to deal with NatWest Group.
  -
Increasing levels of climate, environmental and sustainability-related laws, regulation and oversight may adversely affect NatWest Group’s business and expose NatWest Group to increased costs of compliance, regulatory sanction and reputational damage.
  -
NatWest Group may be subject to potential climate, environmental and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.

Operational and IT resilience risk
  -
Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.
  -
NatWest Group is subject to increasingly sophisticated and frequent cyberattacks.
  -
NatWest Group operations and strategy are highly dependent on the accuracy and effective use of data.
  -
NatWest Group’s operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NatWest Group.
  -
Remote working may adversely affect NatWest Group’s ability to maintain effective internal controls.
  -
NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.
  -
A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.
  -
NatWest Group’s operations are subject to inherent reputational risk.

Legal, regulatory and conduct risk
  -
NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
  -
NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.
  -
NatWest Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk-free rates.
  -
Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

  -
the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting', as adopted by the UK and as issued by the International Accounting Standards Board (IASB);

  -
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

  -
the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Howard Davies	Alison Rose-Slade	Katie Murray
Chairman	Group Chief Executive Officer	Group Chief Financial Officer

28 July 2022

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Alison Rose-Slade Katie Murray	Frank Dangeard Patrick Flynn Morten Friis Robert Gillespie Yasmin Jetha Mike Rogers Mark Seligman Lena Wilson

Presentation of information

In this document, ‘parent company’ refers to the NatWest Group plc, and ‘NatWest Group’ or the ‘Group’ refers to NatWest Group plc and its subsidiaries. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH’) and its subsidiary and associated undertakings.  The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings.  The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc.  The term ‘NWB Plc’ refers to National Westminster Bank Plc.  The term ‘UBIDAC’ refers to Ulster Bank Ireland DAC. ‘Go-forward group’ excludes Ulster Bank RoI and discontinued operations.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ or ‘p’ represent pence where the amounts are denominated in pounds sterling (‘GBP’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

On 27 January 2022, NatWest Group announced that a new franchise, Commercial & Institutional, would be created, bringing together the Commercial, NatWest Markets and RBSI businesses to form a single franchise, with common management and objectives, to best support our customers across the full non-personal customer lifecycle. Comparatives have been re-presented in this document. Refer to the re-segmentation document published on 22 April 2022 for further details. The re-presentation of operating segments does not change the consolidated financial results of NatWest Group.

Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2021 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

MAR – Inside Information

This announcement contains information that qualified or may have qualified as inside information for NatWest Group plc, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 for NatWest Group plc. This announcement is made by Alexander Holcroft, Head of Investor Relations for NatWest Group plc.

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies. In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its purpose-led strategy, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, the impact of the COVID-19 pandemic, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group’s exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions, the impact of climate-related risks and the transitioning to a net zero economy and the impact of the COVID-19 pandemic. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2021 Annual Report and Accounts (ARA), NatWest Group plc’s Interim Results for Q1 2022 and H1 2022 and NatWest Group plc’s filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Additional information

Share information

	30 June 2022	31 March 2022	31 December 2021

Ordinary share price (pence)	218.30	215.90	225.70

Number of ordinary shares in issue (millions)	10,583	10,783	11,468

Financial calendar
2022 third quarter interim management statement	28 October 2022

Contacts

Analyst enquiries: Alexander Holcroft, Investor Relations +44 (0) 20 7672 1758
Media enquiries: NatWest Group Press Office  +44 (0) 131 523 4205

	Management presentation	Fixed income call
Date:	Friday 29 July 2022	Friday 29 July 2022
Time:	9.30am	1.00pm
Zoom ID:	958 4410 8428	939 1342 1434

Available on natwestgroup.com/results

-	Interim Results 2022 and background slides.
-	A financial supplement containing income statement, balance sheet and segment performance information for the nine quarters ended 30 June 2022.
-	NatWest Group Pillar 3 supplement at 30 June 2022.

Appendix

Non-IFRS financial measures

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures.

Non-IFRS financial measures

1. Go-forward group income excluding notable items

Go-forward group income excluding notable items is calculated as total income excluding Ulster Bank RoI total income and excluding notable items.

The exclusion of notable items aims to remove the impact of one-offs which may distort period-on-period comparisons.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Continuing operations
Total income	6,219	5,141	3,211	3,008	2,571
Less Ulster Bank RoI total income	(33)	(65)	(12)	(21)	(30)
Go-forward group income	6,186	5,076	3,199	2,987	2,541
Less notable items	(321)	(30)	(97)	(224)	(39)
Go-forward group income excluding notable items	5,865	5,046	3,102	2,763	2,502

2. Go-forward group other operating expenses

Other operating expenses is calculated as total operating expenses less litigation and conduct costs. Other operating expenses of the Go-forward group excludes Ulster Bank RoI.

Our cost target for 2022 is based on this measure and we track progress against it.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Continuing operations
Total operating expenses	3,653	3,499	1,833	1,820	1,695
Less litigation and conduct costs	(169)	18	(67)	(102)	34
Other operating expenses	3,484	3,517	1,766	1,718	1,729
Less Ulster Bank RoI other operating expenses	(243)	(226)	(130)	(113)	(121)
Go-forward group other operating expenses	3,241	3,291	1,636	1,605	1,608

3. Go-forward group profit before impairment releases/(losses)

Go-forward group profit before impairment releases/(losses) is calculated as total profit before impairment releases/(losses) less Ulster Bank RoI loss before impairment (losses)/releases.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Continuing operations
Profit before impairment releases/(losses)	2,566	1,642	1,378	1,188	876
Less Ulster Bank RoI loss before
impairment (losses)/releases	221	174	129	92	95
Go-forward group profit before impairment
releases/(losses)	2,787	1,816	1,507	1,280	971

Non-IFRS financial measures

4. Operating expenses - management view

The management analysis of operating expenses shows litigation and conduct costs on a separate line. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort comparisons with prior periods.

	Half year ended
	30 June 2022
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
Operating expenses	£m	£m	£m
Continuing operations
Staff costs	18	1,790	1,808
Premises and equipment	-	534	534
Depreciation and amortisation	-	413	413
Other administrative expenses	151	747	898
Total	169	3,484	3,653

	Half year ended
	30 June 2021
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
Operating expenses	£m	£m	£m
Continuing operations
Staff costs	-	1,880	1,880
Premises and equipment	-	502	502
Depreciation and amortisation	-	414	414
Other administrative expenses	(18)	721	703
Total	(18)	3,517	3,499

	Quarter ended
	30 June 2022
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
Operating expenses	£m	£m	£m
Continuing operations
Staff costs	11	896	907
Premises and equipment	-	283	283
Depreciation and amortisation	-	216	216
Other administrative expenses	56	371	427
Total	67	1,766	1,833

	Quarter ended
	31 March 2022
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
Operating expenses	£m	£m	£m
Continuing operations
Staff costs	7	894	901
Premises and equipment	-	251	251
Depreciation and amortisation	-	197	197
Other administrative expenses	95	376	471
Total	102	1,718	1,820

	Quarter ended
	30 June 2021
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
Operating expenses	£m	£m	£m
Continuing operations
Staff costs	-	906	906
Premises and equipment	-	254	254
Depreciation and amortisation	-	209	209
Other administrative expenses	(34)	360	326
Total	(34)	1,729	1,695

Non-IFRS financial measures
5. Cost:income ratio
The cost:income ratio is calculated as total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.

This is a common metric used to compare profitability across the banking industry.

	Go-forward group
				Central	Total excluding		Total
	Retail	Private	Commercial &	items	Ulster	Ulster	NatWest
	Banking	Banking	Institutional	& other	Bank RoI	Bank RoI	Group
Half year ended 30 June 2022	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	(1,242)	(285)	(1,820)	(52)	(3,399)	(254)	(3,653)
Operating lease depreciation	-	-	64	-	64	-	64
Adjusted operating expenses	(1,242)	(285)	(1,756)	(52)	(3,335)	(254)	(3,589)
Total income	2,554	461	2,937	234	6,186	33	6,219
Operating lease depreciation	-	-	(64)	-	(64)	-	(64)
Adjusted total income	2,554	461	2,873	234	6,122	33	6,155
Cost:income ratio	48.6%	61.8%	61.1%	nm	54.5%	nm	58.3%

Half year ended 30 June 2021
Continuing operations
Operating expenses	(1,187)	(249)	(1,824)	-	(3,260)	(239)	(3,499)
Operating lease depreciation	-	-	70	-	70	-	70
Adjusted operating expenses	(1,187)	(249)	(1,754)	-	(3,190)	(239)	(3,429)
Total income	2,150	368	2,474	84	5,076	65	5,141
Operating lease depreciation	-	-	(70)	-	(70)	-	(70)
Adjusted total income	2,150	368	2,404	84	5,006	65	5,071
Cost:income ratio	55.2%	67.7%	73.0%	nm	63.7%	nm	67.6%

Quarter ended 30 June 2022
Continuing operations
Operating expenses	(597)	(146)	(898)	(51)	(1,692)	(141)	(1,833)
Operating lease depreciation	-	-	32	-	32	-	32
Adjusted operating expenses	(597)	(146)	(866)	(51)	(1,660)	(141)	(1,801)
Total income	1,337	245	1,562	55	3,199	12	3,211
Operating lease depreciation	-	-	(32)	-	(32)	-	(32)
Adjusted total income	1,337	245	1,530	55	3,167	12	3,179
Cost:income ratio	44.7%	59.6%	56.6%	nm	52.4%	nm	56.7%

Quarter ended 31 March 2022
Continuing operations
Operating expenses	(645)	(139)	(922)	(1)	(1,707)	(113)	(1,820)
Operating lease depreciation	-	-	32	-	32	-	32
Adjusted operating expenses	(645)	(139)	(890)	(1)	(1,675)	(113)	(1,788)
Total income	1,217	216	1,375	179	2,987	21	3,008
Operating lease depreciation	-	-	(32)	-	(32)	-	(32)
Adjusted total income	1,217	216	1,343	179	2,955	21	2,976
Cost:income ratio	53.0%	64.4%	66.3%	nm	56.7%	nm	60.1%

Quarter ended 30 June 2021
Continuing operations
Operating expenses	(600)	(128)	(909)	67	(1,570)	(125)	(1,695)
Operating lease depreciation	-	-	35	-	35	-	35
Adjusted operating expenses	(600)	(128)	(874)	67	(1,535)	(125)	(1,660)
Total income	1,094	183	1,221	43	2,541	30	2,571
Operating lease depreciation	-	-	(35)	-	(35)	-	(35)
Adjusted total income	1,094	183	1,186	43	2,506	30	2,536
Cost:income ratio	54.8%	69.9%	73.7%	nm	61.3%	nm	65.5%

Non-IFRS financial measures
6. NatWest Group return on tangible equity

Return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners equity and average intangible assets.

Go-forward group return on tangible equity is calculated as annualised profit for the period less Ulster Bank RoI divided by Go-forward group total tangible equity. Go forward RWAe applying factor is the Go- forward group average RWAe as a percentage of total Natwest Group average RWAe.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently.

	Half year ended
	and as at		Quarter ended and as at
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
NatWest Group return on tangible equity	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	1,891	1,842	1,050	841	1,222
Annualised profit attributable to ordinary shareholders	3,782	3,684	4,200	3,364	4,888

Average total equity	39,857	43,375	38,625	40,934	43,011
Adjustment for other owners' equity and intangibles	(11,037)	(11,934)	(10,944)	(11,067)	(11,712)
Adjusted total tangible equity	28,820	31,441	27,681	29,867	31,299

Return on tangible equity	13.1%	11.7%	15.2%	11.3%	15.6%

Go-forward group return on tangible equity
Profit attributable to ordinary shareholders	1,891	1,842	1,050	841	1,222
Less Ulster Bank RoI loss from continuing operations, net of tax	212	218	149	63	126
Less profit from discontinued operations	(190)	(177)	(127)	(63)	(83)
Go-forward group profit attributable to ordinary shareholders	1,913	1,883	1,072	841	1,265
Annualised go-forward group profit attributable
to ordinary shareholders	3,826	3,766	4,288	3,364	5,060

Average total equity	39,857	43,375	38,625	40,934	43,011
Adjustment for other owners' equity and intangibles	(11,037)	(11,934)	(10,944)	(11,067)	(11,712)
Adjusted total tangible equity	28,820	31,441	27,681	29,867	31,299
Go-forward group RWAe applying factor	94%	93%	94%	95%	93%
Go-forward group total tangible equity	27,091	29,240	26,020	28,374	29,108

Go-forward group return on tangible equity	14.1%	12.8%	16.5%	11.9%	17.3%

Non-IFRS financial measures
7. Segmental return on equity

Segmental return on equity comprises segmental operating profit or loss, adjusted for preference share dividends and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional tangible equity.

This measure shows the return generated by operating segments on equity deployed.

	Retail	Private	Commercial &
Half year ended 30 June 2022	Banking	Banking	Institutional
Operating profit (£m)	1,286	187	1,176
Paid-in equity cost allocation (£m)	(40)	(6)	(93)
Adjustment for tax (£m)	(349)	(51)	(271)
Adjusted attributable profit (£m)	897	130	812
Annualised adjusted attributable profit (£m)	1,794	261	1,624
Average RWAe (£bn)	52.5	11.3	101.7
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.8	1.2	14.2
Return on equity (%)	26.3%	20.9%	11.4%

Half year ended 30 June 2021
Operating profit (£m)	1,020	146	1,263
Preference share and paid-in equity cost allocation (£m)	(40)	(10)	(118)
Adjustment for tax (£m)	(274)	(38)	(286)
Adjusted attributable profit (£m)	706	98	859
Annualised adjusted attributable profit (£m)	1,412	196	1,718
Average RWAe (£bn)	35.4	11.0	108.9
Equity factor	14.5%	12.5%	13.0%
Average notional equity (£bn)	5.1	1.4	14.2
Return on equity (%)	27.5%	14.2%	12.1%

	Retail	Private	Commercial &
Quarter ended 30 June 2022	Banking	Banking	Institutional
Operating profit (£m)	719	105	712
Paid-in equity cost allocation (£m)	(20)	(3)	(47)
Adjustment for tax (£m)	(196)	(29)	(166)
Adjusted attributable profit (£m)	503	73	499
Annualised adjusted attributable profit (£m)	2,012	293	1,996
Average RWAe (£bn)	52.4	11.3	101.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.8	1.2	14.1
Return on equity (%)	29.5%	23.5%	14.0%

Quarter ended 31 March 2022
Operating profit (£m)	567	82	464
Paid-in equity cost allocation (£m)	(20)	(3)	(46)
Adjustment for tax (£m)	(153)	(22)	(105)
Adjusted attributable profit (£m)	394	57	314
Annualised adjusted attributable profit (£m)	1,576	228	1,256
Average RWAe (£bn)	52.6	11.4	102.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.8	1.3	14.3
Return on equity (%)	23.1%	18.2%	8.8%

Quarter ended 30 June 2021
Operating profit (£m)	585	82	800
Preference share and paid-in equity cost allocation (£m)	(20)	(5)	(59)
Adjustment for tax (£m)	(158)	(22)	(185)
Adjusted attributable profit (£m)	407	55	556
Annualised adjusted attributable profit (£m)	1,628	220	2,223
Average RWAe (£bn)	35.1	11.1	107.6
Equity factor	14.5%	12.5%	13.0%
Average notional equity (£bn)	5.1	1.4	14.0
Return on equity (%)	32.0%	15.9%	15.9%

Non-IFRS financial measures

8. Bank net interest margin

Bank net interest margin is defined as annualised net interest income of the Go-forward group, as a percentage of bank average interest-earning assets. Bank average interest earning assets are the average interest earning assets of the banking business of the Go-forward group excluding liquid asset buffer.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due. The exclusion of liquid asset buffer presents net interest margin on a basis more comparable with UK peers and excludes the impact of regulatory driven factors.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
Go-forward group	£m	£m	£m	£m	£m
Continuing operations
NatWest Group net interest income	4,334	3,744	2,307	2,027	1,900
Less Ulster Bank RoI net interest income	(6)	(15)	(2)	(4)	(8)
Bank net interest income	4,328	3,729	2,305	2,023	1,892

Annualised NatWest Group net interest income	8,740	7,550	9,253	8,221	7,621
Annualised bank net interest income	8,728	7,520	9,245	8,204	7,589

Average interest earning assets (IEA)	546,045	503,624	548,371	543,697	510,517
Less Ulster Bank RoI average IEA	(1,564)	(2,216)	(1,544)	(1,584)	(2,336)
Less liquid asset buffer average IEA	(207,583)	(180,791)	(206,843)	(208,764)	(185,210)
Bank average IEA	336,898	320,617	339,984	333,349	322,971

Bank net interest margin	2.59%	2.35%	2.72%	2.46%	2.35%

Retail Banking
Net interest income	2,340	1,976	1,228	1,112	1,003
Annualised net interest income	4,719	3,985	4,925	4,510	4,023

Retail Banking average IEA	186,813	176,327	188,081	185,531	177,297
Less liquid asset buffer average IEA	-	-	-	-	-
Adjusted Retail Banking average IEA	186,813	176,327	188,081	185,531	177,297

Retail Banking net interest margin	2.53%	2.26%	2.62%	2.43%	2.27%

Private Banking
Net interest income	315	232	172	143	117
Annualised net interest income	635	468	690	580	469

Private Banking average IEA	19,006	17,886	19,144	18,867	18,081
Less liquid asset buffer average IEA	-	-	-	-	-
Adjusted Private Banking average IEA	19,006	17,886	19,144	18,867	18,081

Private Banking net interest margin	3.34%	2.62%	3.60%	3.07%	2.60%

Commercial & Institutional
Net interest income	1,764	1,487	961	803	762
Annualised net interest income	3,557	2,999	3,855	3,257	3,056

Commercial & Institutional average IEA	125,188	120,462	124,940	120,985	121,049
Less liquid asset buffer average IEA	-	-	-	-	-
Adjusted Commercial & Institutional average IEA	125,188	120,462	124,940	120,985	121,049

Commercial & Institutional net interest margin	2.84%	2.49%	3.09%	2.69%	2.52%

Non-IFRS financial measures
9. Tangible net asset value (TNAV) per ordinary share
TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price.

	As at
	30 June	31 March	31 December
	2022	2022	2021
	£bn	£bn	£bn
Ordinary shareholders' interests (£m)	34,727	35,345	37,412
Less intangible assets (£m)	(6,869)	(6,774)	(6,723)
Tangible equity (£m)	27,858	28,571	30,689

Ordinary shares in issue (millions)	10,436	10,622	11,272

TNAV per ordinary share (pence)	267p	269p	272p

10. Go-forward group net lending

NatWest Group net lending is calculated as total loans to customers less loan impairment provisions. Go-forward group net lending is calculated as net loans to customers less Ulster Bank RoI net loans to customers.

	As at
	30 June	31 March	31 December
	2022	2022	2021
	£bn	£bn	£bn
Total loans to customers (amortised cost)	366.0	368.9	362.8
Less loan impairment provisions	(3.4)	(3.6)	(3.8)
Net loans to customers (amortised cost)	362.6	365.3	359.0
Less Ulster Bank RoI net loans to customers (amortised cost)	(1.0)	(6.3)	(6.7)
Go-forward group net lending	361.6	359.0	352.3

11. Go-forward group customer deposits

Go-forward group customer deposits is calculated as total customer deposits less Ulster Bank RoI customer deposits.

	As at
	30 June	31 March	31 December
	2022	2022	2021
	£bn	£bn	£bn
Total customer deposits	492.1	482.9	479.8
Less Ulster Bank RoI customer deposits	(15.9)	(17.3)	(18.4)
Go-forward group customer deposits	476.2	465.6	461.4

Performance metrics not defined under IFRS
Metrics based on GAAP measures, included as not defined under IFRS and reported for compliance with the European Securities and Markets Authority (ESMA) adjusted performance measure rules.

1. Loan:deposit ratio
Loan:deposit ratio is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. Prior periods have been re-presented.

This is a common metric used to assess liquidity. The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers.

	As at
	30 June	31 March	30 June
	2022	2022	2021
	£bn	£bn	£bn
Loans to customers - amortised cost	362,551	365,340	362,711
Less reverse repos	(25,084)	(26,780)	(22,706)
	337,467	338,560	340,005

Customer deposits	492,075	482,887	467,214
Less repos	(19,195)	(16,166)	(16,751)
	472,880	466,721	450,463

Loan:deposit ratio (%)	71%	73%	75%

2. Loan impairment rate
Loan impairment rate is the annualised loan impairment charge divided by gross customer loans.

3. Funded assets
Funded assets is calculated as total assets less derivative assets.

This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

4. AUMAs
AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking franchise. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers. AUAs comprise third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking. Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional franchises.

Private Banking is the centre of expertise for asset management across NatWest Group servicing all client segments across Retail Banking, Private Banking and Commercial & Institutional Banking.

5. Net new money
Net new money refers to client cash inflows and outflows relating to investment products (this can include transfers from saving accounts). Net new money excludes the impact of EEA resident client outflows following the UK’s exit from the EU.

Net new money is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Retail Banking, Private Banking and Commercial & Institutional Banking.

6. Wholesale funding
Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities.

Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 29 July 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary